Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospecus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Registration No.

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                  Form SB-2/A-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                     ---------------------------------------
                           BOTTOMLINE HOME LOAN, INC.
                 (Name of small business issuer in its charter)
                          -----------------------------
          NEVADA                                   6162
     ----------------                              ----
(State of jurisdiction of               (Primary Standard Industrial
incorporation or organization)          Classification Code Number)
                                   -------------------------------------
                                      Buster Williams, Jr., President
                                  200 South Los Robles Avenue, Suite 230
                                        Pasadena, California 91101
                                              (626) 432-1500
                                   88-0356064
                                   -----------
                                (I.R.S. Employer
                              Identification No.)

(Address, including zip code and telephone number of principal executive offices and principal place of business and name, address and telephone number of agent for service)

Approximate date of proposed distribution to Axia Group, Inc. shareholders: As soon as practicable from time to time after this registration statement becomes effective.

[GRAPHIC OMITTED]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[GRAPHIC OMITTED]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[GRAPHIC OMITTED]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[GRAPHIC OMITTED]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.


                                              CALCULATION OF REGISTRATION FEE

   Title of each           Amount of          Dollar Amount           Proposed             Proposed            Amount of
      class of         securities to be     to be registered          maximum              maximum          registration fee
  securities to be        registered                               offering price         aggregate
     registered                                                    per share (1)        offering price
    Common Stock        762,808 shares           $9,153                $0.012               $0.00                $2.28
====================  ===================  ===================  ==================== ==================== ====================

     (1) Estimated solely for purposes of determining the filing fee pursuant to Rule 457(f)(2) of the Securities Act of 1933.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Preliminary Prospectus dated July 30, 2002

                           BOTTOMLINE HOME LOAN, INC.

                 762,808 shares of $0.001 par value Common Stock


The Offering:
                                    Per Share   Total
Public Price                        $0.00        $0.00
Cost of Offering                      n/a        $25,000
Proceeds to
      Bottomline Home
      Loan, Inc.                    $0.00        $0.00

This is a dividend offering wherein Axia Group, Inc. will distribute shares on a pro-rata basis to its shareholders at no cost. There may be a possible tax impact to recipients of shares in this offering. See "Plan of Distribution."

(1) Cost of offering includes legal, accounting, printing, and related costs incurred in connection with this offering. We will need to pay all such costs, which we estimate to be $25,000.

(2) There will be no proceeds paid to Bottomline from this offering which is a pro-rata distribution of 762,808 of our shares to the shareholders of Axia Group, Inc. Our company, Bottomline Home Loan, Inc., is a Nevada corporation engaged in the business of retail mortgage banking, originating residential mortgage loans through the Internet and traditional channels. We sell a majority of these loans and the related servicing rights to institutional buyers through our subsidiary Bottomline Mortgage, Inc.

The shares offered are to be distributed to shareholders of Axia Group, Inc. on a pro-rata basis, at no cost to those shareholders. The Company does not intend to register the shares in any state and therefore shareholders will be unable to resell their stock.

This offering involves a high degree of risk, and the securities offered by this prospectus are highly speculative. See "Risk Factors" (beginning on page 7) and "Dilution' (beginning on page 19) to read about risks you should carefully consider before buying this stock.

This is a dividend to the shareholders of Axia Group, Inc. of shares of Bottomline Home Loan, Inc.'s common stock which is currently held by its former parent corporation, Axia Group, Inc. Axia Group, Inc. will distribute the shares, at no cost to its shareholders, in a pro-rata distribution. There is no public trading market for the securities of Bottomline Home Loan, Inc. and no assurance can be given that any such market will develop.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether the information in this prospectus is truthful or complete. It is a criminal offense for anyone to inform you otherwise.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not distribute these securities until the registration statement becomes effective. This prospectus is not an offer to sell or the solicitation of an offer to buy these securities. There can not be any distribution of these securities in any state in which such offer would be unlawful prior to registration or qualification under the securities laws of any such state.






Inside front cover page of prospectus

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                                                           Page
Summary  ......................................................................4
Summary of Selected Financial Information  ....................................7
Risk Factors  .................................................................8
Use of Proceeds  .............................................................20
Determination of Offering Price  .............................................21
Dilution  ....................................................................21
Plan of Distribution  ........................................................21
Legal Proceedings ............................................................22
Directors, Executive Officers, Promoters &
     Control Persons  ........................................................22
Security Ownership of Certain Beneficial
     Owners and Managers  ....................................................23
Description of Securities ....................................................24
Interest of Named Experts and Counsel  .......................................24
Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities . . . ..................  24
Certain Relationships and Related Transactions................................26
Description of Business ......................................................27
Management's Discussion and Analysis or
      Plan of Operation  .....................................................35
Description of Property ......................................................41
Market for Common Equity and Related Transactions............................ 41
Executive Compensation .......................................................42
Changes in and Disagreements with Accountants
     on Accounting and Financial Disclosure...................................42
Financial Statements  ...............................................F-1 to F-22
Exhibits......................................................................47
Signatures....................................................................49



                           Bottomline Home Loan, Inc.
                                   Offering of
                         762,808 Shares of Common Stock


                                   PROSPECTUS


                                  July 30, 2002

Bottomline Home Loan, Inc. is a fully reporting company and is presently current in its filings with the Securities and Exchange Commission (the "SEC") all reports including 10-KSBs and 10-QSBs and other information required under the Securities Exchange Act of 1934. The public may read and copy, at certain prescribed rates, such material at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a website at http://www.sec.gov, which contains reports, proxy, other information statements, and other information regarding issuers that file electronically.


We do not plan to send annual reports to our shareholders. However, upon request we will send our shareholders a copy of our annual report (which will include audited financial statements) free of charge. To request such information, call
(800) 520-5626 or write to: Buster Williams, Jr., President, Bottomline Home Loan, Inc., 200 South Los Robles Avenue, Suite 230, Pasadena, California 91101.

First page of the prospectus
                                     SUMMARY

The following summary highlights the material information and financial statements (with notes) that appear in more detail and complete form elsewhere in this prospectus. This section is only a summary of that material information. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock as discussed in the "Risk Factors" section (beginning on page 8).

Axia presently holds 2 million shares which it originally received as founder shares at the time the original formation of the corporation took place. Axia Group wishes to benefit its shareholders by transferring ownership of Bottomline common shares on a pro rata basis to its shareholder base. There are approximately 1,100 such shareholders who would directly participate in the shares subject to this registration. The Company does not intend to register the shares in any state and therefore shareholders will be unable to resell their stock.

                           BOTTOMLINE HOME LOAN, INC.

Bottomline Home Loan, Inc. (fka Cyberenergy, Inc. named changed on May 4, 2001) was formed under Nevada law on February 15, 1996. On June 26, 2001, Bottomline Home Loan Inc., signed an agreement to acquire a majority interest in Bottomline Mortgage, Inc. in exchange for 10,000,000 shares of the common stock of Bottomline Home Loan, Inc., a controlling interest. Bottomline Mortgage, Inc. then became an operating subsidiary of Bottomline Home Loan, Inc. effective as of June 27, 2001. The acquisition was accounted for as a reverse merger. Bottomline Home Loan, Inc. had no income nor operations prior to the acquisition of Bottomline Mortgage, Inc.. Bottomline Home Loan, Inc. holds 76% of the issued and outstanding shares of common stock of Bottomline Mortgage, Inc. as a result of the June 2001 transaction. This information is more fully set forth in the Description of Business, General, section of the prospectus. No operations are conducted other than Bottomline Mortgage. The executive office of Bottomline Home Loan, Inc. is located at 200 South Los Robles Avenue, Suite 230, Pasadena, California 91101, and the telephone number is (800) 520-5626. The registered statutory office for Bottomline Home Loan, Inc. is located at 71 South Carson Street, Suite 1, Carson City, Nevada 89701. We use the terms "Bottomline," "our" and "we" in this prospectus to refer to Bottomline Home Loan, Inc., unless the context indicates otherwise.

                            BOTTOMLINE MORTGAGE, INC.

     Bottomline Mortgage, Inc. was incorporated in California in August 31, 1989. We are in the business of providing home loans in more than 20 states. Our mortgage products, in addition to the traditional first mortgages for purchase and refinance, include second mortgages for home improvement and debt consolidation mortgages. Bottomline offers this diverse line of mortgage products through three distinct types of service:

          1. Traditional Wholesale Broker Service, where a network of brokers and correspondents originate our line of mortgage products directly with their customers and forward their fully processed mortgage packages to Bottomline to underwrite and close their loans.

          2. Traditional Retail Service, where Bottomline's loan officer and originators, contact consumers directly through leads generated by a network of realtor referrals, direct mail marketing and telephone marketing.

          3. Internet Service, a retail web site where consumers can originate mortgages on line, check the current rate and ask for mortgage related information.

Our business plan is to increase loan originations and market share by using both cutting edge technology and the internet as tools to enhance our traditional methods of residential mortgage origination. With the implementation of our web site over two years ago, we can easily market our loan products to the more than 20 states where we are currently approved to do so.

In June of 2001 we opened a new call center in San Marcos, TX. This location has 5-6 full time commission loan officers who assist borrowers who have applied on line for a mortgage. Borrowers are assigned a loan officer within 24 hours of receiving their application. Loan officers become the borrowers primary contact throughout the entire process, application to funding.

In our Pasadena, California facility, our loan officers work in a more traditional role as loan originators. They each spend their mornings out in the community building relationships with real estate agents and builders. In the afternoons each of loan officers return to the office to be assigned internet and telemarketing leads for borrowers requesting a quote on a loan. Also, this location serves as our corporate headquarters where all of our loans are processed, underwritten and funded.

In August of 2001 we began to market a new program known as our Equity Builder Program. This program has increased revenues and lowered our advertising expenses. The Equity Builder Program introduces potential borrowers to a bi-weekly mortgage payment plan designed to create equity in their homes more rapidly. After the client has been introduced to the equity program, the Equity Builder customer is then introduced to a loan specialist that evaluates the client's need to refinance their home. Not only does this program create revenue for us, but it also generates multiple mortgage leads for our loan officers, eliminating the need for many costly lead sources which cut into profits.

Currently, all of our loans are sold on a service released basis. Most of our loans are transferred within the first 30 days after funding of the loan. The revenue from the sale of these loans is an important source of income for us. If in the future should we have sufficient cash flows to cover our operations and growth of the business, we may begin to retain the servicing rights on a portion of some of our loans.

We have sold all of our loans for several years on a service released basis or on a concurrent sale of servicing, therefore we have not accounted for the service release premiums (SRP) separately. Second mortgages typically do not pay a SRP. First mortgages pay on the average SRP approximately 1.25% of the unpaid principal balance, which over the first nine months of the fiscal year ending June 30, 2002, represented 20.5% of our gross revenue or $428,806 dollars of the $2,094,587 which we have in gross loan related revenues over that nine month period. In addition, our Equity Builder program where we have commission only salespersons call on homeowners and enroll them in a biweekly mortgage payment plan where each customer pays us a one time set up fee of $995.00. This program began in August of 2001 and has generated 17% of our gross revenues over that same time period or $356,119. The balance of our income comes from the origination and subsequent sale of 1st and 2nd mortgages which over that same nine month period has represented 62.5% or $1,309,117 dollars of our revenue.

Bottomline's operations are conducted through its subsidiary Bottomline Mortgage, Inc. Bottomline is an independent retail mortgage banking company primarily engaged in the business of originating and selling residential mortgage loans. Bottomline offers a broad array of residential mortgage products targeted primarily to high-credit- quality borrowers over the Internet, as well as through 14 commission-compensated loan originators. Bottomline operates from a principal office in Pasadena, California and a call center in San Marcos, Texas to service the 20 states in which it is currently approved to originate mortgages. Bottomline operates primarily as a mortgage banker, underwriting, funding and selling its loan products to various buyers. In the year 2000, Bottomline Mortgage, Inc. originated approximately $17.3 million in loans, of which 48.8% were first mortgages and 51.2% were second mortgages made to owners seeking to refinance property they already owned. Bottomline Mortgage, Inc. originated and closed approximately $33.2 million in loans during 2001, of those 85% were first mortgages and the balance of 15% were second mortgages made to owners seeking to refinance property they already owned. The 9 months of operation from June 30, 2001 to March 31, 2002 have shown a very positive impact from the interest rate cuts during the last year and our opening of the

San Marcos, Texas call center in June of 2001. Our revenues and mortgage sales from July thru March 31, 2002 unaudited financial statements indicate that the our total revenues are up 100% over the same period ended March 31, 2001. Total revenues for the period of July to March 31, 2002 and 2002 were $2,033,024 and 1,018,141, respectively. Our net income from a loss of $65,025 for the nine months ended March 31, 2001 to income of $628,859 for the nine months ended March 31, 2002. The number of actual mortgages funded during the nine month period ended March 31, 2002, a total of 288, was up 52% as compared with the nine months ended March 31, 2001, a total of 189.



                                                       THE OFFERING

Securities Offered.                         762,808 shares of common stock.

Shares of Common Stock Outstanding.         Before Offering  .........16,039,000
                                            After Offering............16,039,000

Use of Proceeds by Bottomline.      Bottomline will receive no proceeds from
                                    this offering.

Risk Factors                                The stock offered by this
                                            prospectus is speculative and
                                            involves a high degree of risk.
                                            (See "Risk Factors" beginning on
                                            page 8.)

                       SUMMARY OF SELECTED FINANCIAL DATA


                                                        Year Ended         Year Ended
                                                      June 30 , 2001     June 30, 2000
                                                      --------------     ---------------

REVENUE

     TOTAL REVENUE                                    $    1,330,275     $ 1,743,756
                                                      ==============     ===========

GENERAL & ADMINISTRATIVE EXPENSES                          1,548,952      1,928,926
                                                      --------------     -----------
     NET INCOME (LOSS) FROM OPERATIONS                     (218,677)       (185,170)
                                                      --------------     -----------
OTHER INCOME (EXPENSE):                                    (112,560)          38,697

NET INCOME BEFORE MINORITY INTEREST
     AND INCOME TAXES                                 $    (331,237)       (146,473)
PROVISION FOR INCOME TAXES                                     (800)           (800)
MINORITY SHARE OF (INCOME) LOSS                               79,596          35,304
                                                      --------------     -----------
NET INCOME (LOSS)                                     $    (252,441)     $ (111,969)
                                                      ==============     ===========

Income (Loss) Per Common Share
    Income (Loss) Before Minority Interest                    (0.04)          (0.06)
    Minority Interest in Loss                                   0.01            0.01
    Net income (loss) per weighted average common
           share outstanding                                  (0.03)          (0.05)
    Weighted average number of common shares
           outstanding                                     9,373,000       2,281,000


BALANCE SHEET DATA
     Working Capital (Deficit)                        $      103,107          77,759
     Total Assets                                          2,040,881       1,116,471
     Total Liabilities                                     1,789,263         960,964
     Minority Interest                                        57,451          37,275
                                                      --------------     -----------
     Shareholder's Equity                                    194,167         118,232


                                  RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our common stock could decline significantly and you may lose all or part of your investment.

1. If we do not manage our growth effectively, our financial performance could be materially adversely affected.

We intend to pursue an aggressive growth strategy by expanding our Internet mortgage loan business, building on our traditional business in new geographic areas, increasing the market share of our existing loan office and call center. We cannot assure you that we will accurately anticipate and respond to the changing demands our expanding operations will face. We anticipate that future operations will place a significant strain on our management, loan originators, information systems and other resources. We must attract and integrate new personnel, improve existing procedures and controls and implement new ones to support any future growth. Our inability to meet our future hiring needs and to adapt our procedures and controls accordingly could have a material, negative effect on our results of operations, financial condition and business prospects. In addition, we have re-assigned and will continue to re-assign personnel from our traditional business to meet the demands of our Internet business, which may have an adverse effect on our overall business. Further, we must maintain and expand our relationships with popular web sites in order to successfully implement our Internet growth strategy. We cannot assure you that we will achieve our growth expectations, and our inability to do so could materially and negatively affect our results of operations and business.

2. Our history may not reflect our future growth potential and we may not be able to maintain similar levels of income in the future.

We may not be able to grow in the future. Market conditions during 1999 and 2000 were not favorable to the mortgage banking industry in general. Bottomline Mortgage Inc.'s loan originations decreased by 39% in 2000 due primarily to an increase in the interest rates. During the last six months of 2001 as interest rates declined Bottomline Mortgage Inc.'s loan originations increased by 57% over the last six months of 2000. We do not know whether these conditions will continue with the recent changes of interest rates by the Federal Reserve. If they do, however, it is likely to adversely affect our earnings growth. Because Bottomline Mortgage Inc.'s historical revenue rates are not likely to accurately reflect our future expansion or our ability to maintain current levels of revenue in the future, we cannot assure you that we will grow in the future.

3. To expand our Internet business, we intend to expend $300,000 without assurance of increased future earnings or profitability.

A primary concern of expending capital on our internet business is that we do not know what all the risks are in expending capital to generate business over the internet. The technology and the origination of mortgages over the internet is fairly new to the mortgage industry. We feel that it is important for us to develop our internet loan originations as an important tool to originate mortgages. It is our concern that in the future governmental laws, rules and regulations may affect our internet origination after we have spent the capital to develop our internet site that could make the website obsolete if not in compliance with all of these laws, rules and regulations. The development of new software and technology could make our website obsolete. Security and borrower information protection may cause us to expend large amounts of capital to maintain the website and insure that it is safe for our borrowers to use. We cannot be sure if the cost of the items mentioned in this paragraph and the volume of mortgages that we can originate through our website will make it cost effective to originate mortgages on the internet. There is no guarantee that just having an internet website will be a cost effective way to originate mortgages in the future as it is presently. We have proposed a budget of $300,000 for internet leads and marketing. However, this budget is based on our ability to increase our sales by over 50% and will be paid out of the revenues generated from the increase in sales. If the sales do not increase we will cut our marketing budget accordingly. Our current annual budget for internet leads and marketing is approximately $100,000 for FY 2002.

4. If we are unable to implement our Internet strategy successfully, or our agreements with Internet mortgage web sites are terminated, our growth would be limited.

A substantial portion of our planned future growth depends on our ability to originate loans on the Internet. Our Internet success will depend, in part, on the development and maintenance of the Internet's infrastructure and consumer acceptance of the Internet as a distribution channel for mortgages. Internet-based mortgage lending is relatively new, and we cannot assure you that consumers will increase their use of the Internet for obtaining mortgage loans. In order to increase our loan volume on the Internet, we depend on building and maintaining relationships with operators of Internet mortgage Web sites, attracting consumers with our loan terms and service, and controlling our costs. However, our ability to significantly increase the number of loans we originate over the Internet and to continue to originate loans profitably over the Internet remains uncertain. In addition, many of our agreements with Internet mortgage web sites are informal and not written and thus can be terminated by either party on short notice. If any of these agreements were terminated, our business and results of operations could be adversely affected.

5. A period of rising interest rates, an economic slowdown or a recession could reduce the demand for mortgages.

Rising interest rates generally reduce the demand for consumer credit, including mortgage loans. Interest rates have been reduced recently, generally ranging from 6.5% to 7.5% for conforming loans. There is no assurance that interest rates will continue at favorably low rates. In an economic slowdown or recession, real estate values and home sales decline and the number of borrowers defaulting on their loans increases. In a period of rising interest rates or an economic slowdown, we will originate and sell fewer loans and could be required to repurchase more of the loans we have sold as a result of early payment defaults by borrowers. Accordingly, a period of rising interest rates, an economic slowdown or a recession would negatively impact our business and results of operations.

6. An increase in interest rates could reduce the value of our loan inventory.

The value of our loan inventory is based, in part, on market interest rates. Accordingly, we may experience losses on loan sales if interest rates change rapidly or unexpectedly. If interest rates rise after we fix a price for a loan, but before we sell that loan, the value of that loan will decrease. If the amount we receive from selling the loan is less than our cost of originating the loan, we may incur net losses, and our business and operating results could be adversely affected.

7. The loss of our key management could result in a material adverse effect on our business.

Our future success depends to a significant extent on the continued services of our senior management, particularly our president and chief executive officer, Buster Williams, Jr. The loss of the services of Mr. Williams, or other key employees, could have a material adverse effect on our business and results of operations. We do not maintain "key person" life insurance for any of our personnel. Only Buster Williams, Jr. and David Williams could be considered to be key employees of Bottomline. Both are officers and directors of the corporation and fill all key positions and hold all corporate positions within Bottomline. There are no other employees upon which Bottomline is dependent for its operations and business.


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



8. The loss of key purchasers of our loans or a reduction in prices paid could adversely affect our financial condition.

We sell substantially all of the mortgages we originate to institutional buyers. Generally, we sell the servicing rights to our loans at the time we sell those loans. In the first 9 months of 2001, 100.0% of the loans we sold were sold to three large national financial institutions and one regional financial institution, all of which compete with us directly for retail originations. If these financial institutions or any other significant purchaser of our loans cease to buy our loans or servicing rights and equivalent purchasers cannot be found on a timely basis, then our business and results of operations could be materially adversely affected. Our results of operations could also be affected if these financial institutions or other purchasers lower the price they pay to us or adversely change the material terms of their loan purchases from us.

9. The prices at which we sell our loans vary over time.

A number of factors determine the price we receive for our loans. These factors include:

         o        the number of institutions that are willing to buy our loans,

         o        the amount of comparable loans available for sale,

         o        the levels of prepayments of, or defaults on, loans,

         o        the types and volume of loans we sell,

         o        the level and volatility of interest rates, and

         o        the quality of our loans.

The prices at which we can sell our mortgage servicing rights vary over time and may be adversely affected by a number of factors, including the general supply of and demand for mortgage servicing rights and changes in interest rates. Servicing rights for a particular loan category that was originated at higher interest rates tend to have a lower value than those originated with comparatively lower interest rates due to the greater likelihood that loans with higher interest rates will be prepaid more quickly. For a more detailed description of our sales strategies, please see the "Business--Sale of Loans and Servicing Rights" section of this prospectus.

10. Because our ability to fund mortgage loans depends on the availability of financing sources, our revenues and business would be negatively affected if our current financing sources were canceled or not renewed.

Bottomline's agreements with Fannie Mae, IndyMac Bank and GMAC-RFC, the institutions which purchased 97% of our loans during 2001, are at will agreements which can be canceled at any time. The agreements do not have set expiration dates. Bottomline forwards annual certifications that it meets all of their current asset requirements and state and local requirements to originate mortgages in each jurisdiction from which we are offering to sell mortgages. We also provide quarterly financial statements and audited annual financial statements. They also monitor our level of mortgage production, quality of the mortgages produced and the performance and deficiency rate of the entire portfolio of mortgages that each has purchased from Bottomline. Each of these items is a contributing factor to their decision to continue to do business with Bottomline..





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



11. Our business may suffer if we cannot attract or retain qualified loan originators.

We depend on our loan originators to generate customers by, among other things, developing relationships with consumers, real estate agents and brokers, builders, corporations and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. In addition, our growth strategy contemplates hiring additional loan originators. The market for such persons is highly competitive and historically has experienced a high rate of turnover. Competition for qualified loan originators may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract or retain a sufficient number of skilled loan originators, or even if we can retain them but at higher costs, our business and results of operations could be adversely affected.

12. We face intense and increasing competition that could adversely impact our market share and our revenues.

We face intense competition from Internet-based lending companies and other lenders participating on Web sites, as well as from traditional mortgage lenders, such as commercial banks, savings and loan associations and other finance and mortgage banking companies. Entry barriers in the mortgage industry are relatively low and increased competition is likely. As we seek to expand our business, we will face a greater number of competitors, many of whom will be well-established in the markets we seek to penetrate. Many of our competitors are much larger than we are, have better name recognition than we do and have far greater financial and other resources. We cannot assure you we will be able to effectively compete against them or any future competitors.

Competition may lower the rates we are able to charge borrowers, thereby potentially lowering the amount of premium income on future loan sales and sales of servicing rights. Increased competition also may reduce the volume of our loan originations and loan sales. We cannot assure you that we will be able to compete successfully in this evolving market.

13. Changes in existing government sponsored and federal mortgage programs could negatively affect our business.

Our ability to generate revenue through mortgage sales to institutional investors largely depends on programs administered by Fannie Mae, the Federal Home Loan Mortgage Corporation and others which facilitate the issuance of mortgage-backed securities in the secondary market. A portion of our business also depends on various programs administered by the Federal Housing Administration (FHA) and the Veterans Administration (VA). Any discontinuation of, or significant reduction in, the operation of those programs could have a material adverse effect on our business and results of operations. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these entities would reduce our revenues. Fannie Mae and FHA programs make up a majority of the purchase and refinance mortgages that Bottomline is currently funding. The 30 or 15 year fixed rate conforming mortgage programs are by far the most popular mortgage products that we originate. Whether, interest rate increases in the future, if the refinancing boom of late 2001 slows, or the purchase mortgage market is in demand, the marketing of these mortgage products are an essential part of the mortgage products that Bottomline offers. The conforming 30 and 15 year fixed rate and the FHA mortgages make up more than 90% of our business and are the main stay of the mortgage industry in general. Should either program suffer major adverse changes or stop all together and these types of mortgage products become unavailable, Bottomline would suffer an adverse impact on revenues and operations.

14. We conduct a majority of our business in California and may be adversely affected by a future decline in economic conditions in that region.

In 2000, approximately 34% of the mortgages we originated (as measured by principal balances) were secured by property located in California. For the first 6 months of 2001, those percentages were 48.8%. A decline in economic conditions in the state of California or the surrounding regions could materially adversely affect our business and results of operations. Moreover, if the real estate markets in California, Utah and Texas or regions should experience an overall decline in property values, the overall quality of our loan portfolio may decline and the rates of delinquency, foreclosure, bankruptcy and loss on loans we originate may increase. This would negatively affect our ability to originate loans or to sell our loans and servicing rights. Since our corporate headquarters is located in Pasadena, California all of our loans are processed, underwritten and funded out of that office in California. Additionally, 48.8% of the loans originated in the first 6 months of 2001 were for California property. All business is ultimately approved in California at corporate headquarters despite the origination of loans from both Utah and Texas offices.

15. We may be required to return proceeds obtained from the sale of loans, which would negatively impact our results of operations.

When we sell a loan to an investor, we are required to make unqualified representations and warranties regarding the loan, the borrower and the property. These representations are made based in part on our due diligence and related information provided to us by the borrower and others. If any of these representations or warranties are later determined not to be true, we may be required to repurchase the loan, including principal and interest, from the investor or indemnify the investor for any damages or losses caused by the breach of such representation or warranty. In connection with some loan sales, we may be required to return a portion of the premium paid by the investor if the loan is prepaid within the first year after its sale. If, to any significant extent, we are required to repurchase loans, indemnify investors or return loan premiums, it could have a material adverse effect on our business and results of operations. Bottomline has had losses on mortgages that it funded over the past two fiscal years, these losses for Bottomline totaled $78,000.

15a. Prepayment of loans could require us to return all or a portion of funds paid for originating the loan.

Bottomline currently sells all of the mortgages that it originates along with the rights to collect the payments or service the mortgage. Bottomline's contracts with investors or servicers that purchase these rights require certain warrants and representations by Bottomline which guarantee the mortgages will be serviced for a minimum of 3- 12 months after they are purchased. Should for any reason the loan be paid off or prepaid during the first year, the servicer may request the return of all or a pro-rated portion of the service release premium paid to Bottomline. Since these services release premiums represent a major percentage of the income Bottomline generates from these mortgages, the return of a portion of these premiums would have a major negative impact on our revenue. Over the last two years Bottomline has not suffered any loss due to prepayment.

16. Our non-prime mortgage business subjects us to greater risks than our prime business and if we were to increase our non-prime mortgage business in the future, our business would become less stable.

Under our non-prime mortgage loan programs, we make loans to borrowers who have impaired or limited credit histories or higher debt-to-income ratios than prime mortgage lenders allow. For the prior fiscal year of Bottomline Mortgage, Inc. ended July 31, 2000, approximately 2.2% of the dollar amount, or 3.7% of the total number, of our loans originated were categorized as non-prime. For the first 6 months of 2001, those percentages were 3.6% and 5.3%. The non-prime mortgage banking industry is riskier than the conforming mortgage business primarily because there is a greater risk of default and product offerings for non-prime mortgages frequently change, which may make selling a non-prime loan to our institutional investors more difficult. Our failure to adequately address the related risks could have a material negative effect on our business and results of operations.

17. Our financial results may fluctuate as a result of seasonality and other factors, including the demand for mortgage loans, which makes it difficult to predict our future performance.

Our business is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which typically peak during the spring and summer seasons and decline from January through March. Our quarterly results have fluctuated in the past and are expected to fluctuate in the future, reflecting the seasonality of the industry.

17a. Unanticipated delays in closing of loans delays recognition of revenue and exposes us to additional risk due to interest rate changes during the period of delay.

If the closing of a sale of loans or servicing rights is postponed, the recognition of premium income from these sales is also postponed. If such a delay causes us to recognize income in the next quarter, our results of operations for the previous quarter could be adversely affected. Unanticipated delays could also increase our exposure to interest rate fluctuations by lengthening the period during which our variable rate borrowing under our credit facilities are outstanding.

These and other factors make it very difficult to predict our results of operations. If our results of operations do not meet the expectations of our stockholders, then the market for potential sale of our common stock may be materially adversely affected. .

18. The success of our online business depends on system integrity and security.

The performance of our web site and the web sites in which we participate is important to our reputation, our ability to attract customers and our ability to achieve market acceptance of our services. Any system failure that causes an interruption or an increase in response time of our services could result in fewer loan applications through our Web site. System failures, if prolonged, could reduce the attractiveness of our services to borrowers and clients. Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. We do not carry sufficient insurance to compensate for losses that may occur as a result of any of these events. Not all of the leads from which we originate mortgages come from www.bottomlinemortgage.com web site. Bottomline purchases or exchanges mortgage origination leads from other mortgage and real estate web sites to insure the loan originators at our call centers are able to maintain a stable work load. Whether we use mortgage leads from our web site, International Web Works, Capital Resource, 1st Mortgage leads, or iquote.com, government regulations apply to our own website and others in which we participate.

A significant barrier to online commerce is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to effect secure transmission of confidential information, such as that required on a mortgage loan application. Advances in computer capabilities, new discoveries in cryptography or other developments may result in a breach of the algorithms we use to protect customer data. If any compromise of our security occurs, it would injure our reputation, and could adversely impact the success of our business.

Our online success depends on our ability to adapt to technological changes The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and frequent new products and enhancements. If faster Internet access becomes more widely available through cable modems or other technologies, we may be required to make significant changes to the design and content of our Web site to compete effectively. As the number of Web pages and users increases, we will need to modify our Internet infrastructure and our Web site to accommodate increased traffic. If we cannot modify our Internet systems, we may experience:

         o        system disruptions,

         o        slower response times,

         o        impaired quality and speed of application processing, and

         o        delays in reporting accurate interest rate information.

If we fail to effectively adapt to increased usage of the Internet or new technological developments, our business will be adversely affected.

19. We must comply with numerous government regulations and we are subject to changes in law that could increase our costs and adversely affect our business.

Our business is subject to the laws, rules and regulations of various federal, state and local government agencies regarding the origination, processing, underwriting, sale and servicing of mortgage loans. These laws, rules and regulations, among other things, limit the interest rates, finance charges and other fees we may charge, require us to make extensive disclosure, prohibit discrimination and impose qualification and licensing obligations on us. They also impose on us various reporting and net worth requirements. We also are subject to inspection by these government agencies. Our failure to comply with these requirements could lead to, among other things, the loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, class action lawsuits and administrative enforcement actions.

Our operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of business on the Internet, including:

         o        user privacy,

         o        taxation,

         o        content,

         o        access charges,

         o        liability for third-party activities, and

         o        jurisdiction.

The adoption of new laws or the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

Regulatory and legal requirements are subject to change. If such requirements change and become more restrictive, it would be more difficult and expensive for us to comply and could affect the way we conduct our business, which could adversely impact our results of operations. Although we believe we are currently in material compliance with the laws, rules and regulations to which we are subject, we cannot assure you that we are, or will be, in full compliance with applicable laws, rules and regulations.

If we cannot comply with those laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected. For a more detailed discussion of the types of governmental regulation applicable to our business, please see the "Business-- Government Regulation" section of this prospectus.

20. As we expand, our inability to trademark the names under which we do business may subject us to significant legal expenses and impair our marketing efforts.

We have conducted our business under the name Bottomline Mortgage since 1997, prior to that we operated under the DBA of Global Mortgage and we commenced doing business over the Internet under the name Bottomlinemortgage.com. We cannot obtain trademark protection for either name because other companies use similar generic terms in their names. As a result, the use of these names may be challenged in the various states in which we currently operate or in the states into which we seek to expand by competitors claiming prior use of a similar name in one or more of those areas. Any challenges may result in our inability to use those names in such states and may require us to do business under other names that do not have the goodwill and name recognition, particularly of Bottomline Mortgage, associated with them. It may also prove impractical to do business over the Internet under more than one name. Our inability to use our names could result in a loss of business. These challenges may also result in significant legal expenses arising from the defense of our names and an inability to market our names nationally.

21. Our proposed national expansion through the Internet will subject us to laws and regulations with which we are unfamiliar.

As part of the expansion of our Internet business, we intend to offer mortgage loans in all 50 states through the Internet and are in the process of obtaining the necessary qualifications or licenses in such states. Because we currently make loans primarily in California and 19 other states throughout the United States, we are not familiar with the laws and regulations of other states and the difficulties of complying with such laws. Moreover, such laws and regulations were not drafted with the Internet in mind and using the Internet as an origination channel for mortgage loans may create compliance issues. Compliance with new laws and regulations may substantially slow our ability to grow. Our future failure to adequately comply with the laws and regulations to which we will be subject could result in liability that could materially adversely affect our business and results of operations.

22. Pending industry-wide litigation could change the manner in which we do business and subject us to potential liability.

Numerous lawsuits seeking class certification have been filed against mortgage lenders alleging that certain types of direct and indirect payments made by those lenders to mortgage brokers are referral fees or unearned fees prohibited under the Real Estate Settlement Procedures Act (RESPA). These lawsuits also allege that consumers were not informed of the brokers' compensation in violation of law. There is much uncertainty as to the law on this issue because several federal district courts construing RESPA have reached conflicting results. If the pending cases on lender payments to brokers are ultimately resolved against the lenders, it may cause an industry- wide change in the way independent mortgage brokers are compensated. In addition, future legislation, regulatory interpretations or judicial decisions may require us to change our broker compensation programs or subject us to material monetary judgments or other penalties. Any changes or penalties may have a material adverse effect on our business and results of operations. For a more detailed description of government regulation, please see the "Business--Government Regulation" section of this prospectus.

23. If we securitize our loans in the future, we will be subject to additional risks that we do not currently face. We currently do not securitize the loans we originate, but rather sell or swap them to institutional buyers.

Although we do not currently intend to securitize our loans and have no intention of doing so, we may decide to do so in the future if market conditions or other considerations justify making such a decision. Securitizing our loans would subject us to numerous additional risks, including:

         o delayed operating cash flow through increased amounts of management required by securitizing loans and attempting to control or manage market risks,

         o conditions in the general securities and securitization markets would subject the loans to the potential changes of these markets and the resulting losses or gains,

         o the need to obtain satisfactory credit enhancements increases the time and effort that must be spent on each loan and creating the necessary grouping of loans for securitizing purposes,

         o retention of credit enhancing residual interests would credit additional paper work for the Company, and

         o increased potential for earnings fluctuations as a result of each of the items identified above.


If we were to securitize our loans, we would have to adequately address these and other related risks. Our failure to do so could have an adverse effect on our business and results of operations.

24. If we retain the servicing rights to our loans in the future, we would be subject to additional risks that we do not currently face.

Generally, we sell the servicing rights to our loans at the same time that we sell those loans. Although we currently do not intend to retain the servicing rights to our loans, we may decide to do so in the future if market conditions or other considerations justify doing so. If we were to service our loans ourselves, we would be subject to additional risks, including:

         o decreased operating cash flow due to loss of sale of the servicing rights; and

         o the potential of having to write down the value of the servicing rights through a charge to earnings, particularly as a result of changing interest rates and alternative financing options that lead to increased prepayments and the resulting loss of revenues from servicing fees as a result of prepayments.

If we were to retain the servicing rights to our loans, we would have to adequately address these and other related risks. Our failure to do so could have a material adverse effect on our business and results of operations.

25. The loss of our relationship with Fannie Mae would have an adverse effect on our business.

We have an arrangement with Fannie Mae (a private, shareholder owned company that works to assure that mortgage money is readily available for homeowners in the US) that allows us to use Fannie Mae's Desktop Underwriter(R) software. Our contract with Fannie Mae may be canceled by either party on little or no notice. If Fannie Mae terminates the agreement, our business could be adversely affected, which could reduce our revenues.

26. We are exposed to environmental liabilities with respect to properties to which we take title, which could increase our costs of doing business and adversely impact our results of operations.

In the course of our business, at various times, we may foreclose and take title (for security purposes) to residential properties, and could be subject to environmental liabilities with respect to such properties. To date, we have not been required to perform any environmental investigation or remediation activities, nor have we been subject to any environmental claims relating to these activities. We cannot assure you that this will remain the case in the future. We may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with an environmental investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties seeking damages and costs resulting from environmental contamination emanating from such property.

27. Our stock price may be volatile, which could result in substantial losses for our stockholders.

Bottomline has no public market for its common stock. We cannot assure you that an active public market for our common stock will develop or can be sustained after this offering. The lack of registration or qualifying of the Company's shares in any individual state may prevent sales or transfers by residents of those states and thus have a negative effect on the price of the shares. Even if an active trading market does develop, the market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to such factors as:

         o actual or anticipated changes in our future financial performance,

         o        conditions and trends in the Internet and e-commerce business,

         o competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments,

         o        the operating and stock performance of our competitors,

         o        changes in interest rates, and

         o        additions or departures of key personnel.


28. One of our existing stockholder will be able to exercise significant control over our operations.

Upon the closing of this offering, our president and chief executive officer, Mr. Buster Williams, will own approximately 42.7% and his son Mr. David J. Williams 15.6% of our outstanding common stock. Accordingly, Mr. Buster Williams, Jr. and David J. Williams will have the ability to control our affairs and the outcome of all matters requiring stockholder approval, including:

         o        the election and removal of directors,

         o        amendments to our charter, and

         o approval of significant corporate transactions, such as an acquisition of our company or assets.

Buster Williams, Jr. and David J. Williams' control positions would prevent a change in control transaction with respect to our company without their approval. For a more detailed description of Mr. Buster Williams, Jr.' and David
J. Williams' ownership of common stock, please see the "Management" and "Principal Stockholders" sections of this prospectus.

29.   Leverage of Assets.

Bottomline's bylaws and its Articles of Incorporation do not set limits or restrict its ability to leverage assets. If management allows excessive borrowing on assets it would cause reduced liquidity and negative cash flows to result from operations. Bottomline's ability to grow market share could be negatively affected by such results.

30. Our stock may be subject to significant restrictions on resale of our stock due to federal penny stock regulations.

Our stock differs from many stocks, in that it is a "penny stock." The SEC has adopted a number of rules to regulate penny stocks. These rules require that a broker or dealer, prior to entering into a transaction with a customer must first furnish certain information related to the penny stock. The information that must be disclosed includes; quotes on the bid and offer, any form of compensation to be received by the broker in connection with the transaction and information related to any cash compensation paid to any person associated with the broker or dealer.

These rules may affect your ability to sell our shares in any market that may develop for Bottomline stock. Should a market for our stock develop among dealers it may be inactive. Investors in penny stocks often are unable to sell stock back to the dealer that sold it to them. The mark-ups or commissions charged by broker- dealers may be greater than any profit a seller can make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold it to them. In some cases, the stock value may fall quickly. Investors may be unable to gain any profit from any sale of the stock, if they can sell it at all.

Potential investors should be aware that, according to the SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include:

         o control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer,

         o manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases,

         o "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons,

         o excessive and undisclosed bid-ask differentials and markups by selling broker-dealers, and

         o the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

31. Our shareholders may face significant restrictions on the resale of Bottomline stock due to state blue sky laws.

Each state has its own securities laws, often called "blue sky laws," which (1) limit sales of stock to a state's residents unless the stock is registered in that state or qualifies for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, and the broker must be registered in that state, or otherwise be exempt from registration. We do not know whether our stock will be registered under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for the Company's stock.

There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, the company's securities.

Accordingly, shareholders should consider the secondary market for our securities to be a limited one. Shareholders may be unable to resell their stock, or may be unable to resell it without the significant expense of state registration or qualification.

32. Our failure to maintain capitalization requirements would have severe negative impacts on the Company's operations.

The agreements and documents governing Bottomline's ability to function as a mortgage banker, both in underwriting mortgage loans and in reselling them contain a number of compensating balance requirements and restrictive financial and other covenants that, among other things, require the Company to maintain a minimum ration of total liabilities to tangible net worth and maintain a minimum level of tangible net worth, liquidity, stockholder's equity and leverage ratios, as well as to comply with applicable regulatory and investor requirements. There are also restrictions imposed on Bottomline on its ability to transfer or sell assets, place liens on collateral, pay cash or stock dividends or to incur additional debt. The June 30, 2001 figures for Bottomline show a shortfall of $10,340 in its capital account. Failure to cure this shortfall would lead to increase costs of operation for Bottomline and alter Bottomline's ability to do business in the manner in which it is currently conducting business. Bottomline's ability to handle mortgage loans would be limited and potential avenues for expansion of our business would be curtailed. The reported shortfall was cured prior to affecting Bottomline's business.

33.  We have no limits as to geographic concentration or growth.

Bottomline may suffer excessive losses by not diversifying its mortgage production into many geographic areas. Economic and or natural disasters such as earthquakes, hurricanes, or tornados may result in defaults or losses in a single geographic area. Disasters of these types may take years to recover and cause home values to decrease severely. Should the Company have a large number of its mortgage portfolio in any one area, these disasters could have an extremely negative impact on cash flow from operations and a material effect on the business of the Company.

34.  Risk of loss in any single mortgage loan or borrower.

Bottomline's loan purchasers have underwriting guidelines that limit the maximum number of loans to any one borrower to four loans maximum. Bottomline follows this guideline and additionally does not allow the aggregate of these loans to exceed one million dollars in amount Should our loan origination and data system fail to track or identify multiple mortgages to any one entity, Bottomline could be subject to extensive losses in the event of a default on one or more of the mortgages. These types of losses would cause significant negative impacts on the business and results of operations."

35.  Non-recourse loans carry a risk of loss.

All of the mortgages that Bottomline originates are non-recourse. Many states regulations and the security instruments that are used to collateralize our loans for the most part make it much less time consuming and costly to foreclose on a property on a non-recourse basis. Therefore it is important for Bottomline to use whenever possible private mortgage insurance or government guarantees. There may be times when the insurance or guarantees do not cover the entire costs associated with the foreclosure or marketing of a property when trying to recover all costs and the entire outstanding principal balance on a mortgage after a default occurs. In that type of a situation Bottomline will suffer a cash loss on the mortgage and foreclosure expenses which would have an adverse effect on Bottomline's business and negatively impact our revenues and cash flows from operations

                            SPECIAL NOTES OF CAUTION

Regarding Forward-Looking Statements

Some of the information in this prospectus may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements generally discuss our plans and objectives for future operations. They also include statements containing a projection of revenues, earnings
(loss), capital expenditures, dividends, capital structure or other financial terms. The following statements particularly are forward-looking in nature:

         o        our strategy,

         o        development of our Internet capabilities,

         o        projected joint ventures or acquisitions,

         o use of new technology's along with computer and information systems and those of our vendors, and

         o        projected capital expenditures.

The forward-looking statements in this prospectus are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are set forth in the Risk Factors listed herein.

When used in our documents or in any oral presentation, the words "plan," "believe," "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words are intended to identify forward-looking statements. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

Regarding Additional Information

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                                 USE OF PROCEEDS

Bottomline will receive no proceeds from this offering which involves the pro-rata distribution to shareholders of Axia Group, Inc. of 762,808 shares of Bottomline's common stock by Axia Group, Inc. the former parent corporation of Bottomline.

                         DETERMINATION OF OFFERING PRICE

The 762,808 shares being registered in this offering will be distributed pro-rata to the shareholders of Axia Group, Inc. at no cost to the said shareholders.

                                    DILUTION

There will be no dilution of shareholder's interests as a result of the distribution of shares proposed pursuant to the terms of this offering.


                              EXISTING STOCKHOLDERS

Net tangible book value per share
before offering assuming all shares are sold............................$ 0.012

Number of shares outstanding before the offering.....................16,039,000
Number of shares after offering
     held by existing stockholders ..................................16,039,000
Percentage of ownership after offering....................................100 %


                              PLAN OF DISTRIBUTION

Axia plans to distribute 762,808 shares of Bottomline's $0.001 par value common stock at no cost to its shareholders in a pro-rata distribution. This distribution shall be at no cost to the Axia shareholders. The record date for the distribution is July 1, 2002. The shares of common stock represented by the offering are registered pursuant to Section 12 of the Securities Exchange Act of 1934 and upon this offering being approved.

Our stock differs from many stocks, in that it is a "penny stock." The SEC has adopted a number of rules to regulate penny stocks. These rules require that a broker or dealer, prior to entering into a transaction with a customer must first furnish certain information related to the penny stock. The information that must be disclosed includes; quotes on the bid and offer, any form of compensation to be received by the broker in connection with the transaction and information related to any cash compensation paid to any person associated with the broker or dealer.

These rules may affect your ability to sell our shares in any market that may develop for Bottomline stock. Should a market for our stock develop among dealers it may be inactive. Investors in penny stocks often are unable to sell stock back to the dealer that sold it to them. The mark-ups or commissions charged by broker- dealers may be greater than any profit a seller can make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold it to them. In some cases, the stock value may fall quickly. Investors may be unable to gain any profit from any sale of the stock, if they can sell it at all.

Federal Income Tax Consequences

The following is a listing of the material federal income tax issues of the proposed stock distribution. This list does not purport to be complete and does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. This list is based on the

Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations and proposed regulations, court decision and current administrative rulings and pronouncements of the Internal Revenue Service, all of which are subject to change, possible with retroactive effect, and assumes that the newly issued common stock will be held as a "capital asset" (generally, property held for investment) as defined in the Code. Recipients of the common stock are advised to consult their own tax advisers regarding the federal income consequences of the proposed stock distribution in light of their personal circumstances and the consequences under, state, local and foreign tax laws.
     1. The shares received by each shareholder may be treated as dividend income.
     2.  The basis of the shares to be received in the distribution will be zero
         (0) in the hands of the receiving shareholders.
     3. The holding period for the shares will need to be determined for each shareholder.

Gain or loss and potential tax consequences will need to be determined on an individual basis by each shareholder and his or her tax advisors.

                                LEGAL PROCEEDINGS

Our majority owned subsidiary, Bottomline Mortgage, Inc. and Buster Williams, Jr., individually have been sued in the Superior Court of the State of California, County of San Diego, Case No. GIC 766622 in a case entitled Radoslav Kalla vs. Bottomline Mortgage, Inc., C & W Global Realty, Inc.; Buster Williams, Jr.; and Does 1 through 10, inclusive. The suit alleges that Bottomline Mortgage, Inc. is obligated to Mr. Kalla in the sum of $180,000 for loans that have not been repaid to him on demand. The defendants contested the venue of this matter and the court has recently ruled that venue is proper in San Diego County. The named defendants have filed their answer and contest the allegations of Mr. Kalla in that they contend that Mr. Kalla is an investor in Bottomline Mortgage, Inc., through his purchases of preferred stock and is thus not entitled to the damages and recovery sought by his suit.

           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS & CONTROL PERSONS

The following persons are officers and directors of BOTTOMLINE as of the date of this prospectus:

         Name                         Age           Position

         Buster Williams, Jr.         49            President and Director
         David Williams               27            Director


Buster Williams, Jr. founded Bottomline Mortgage, Inc. in 1989 and served as its chairman of the board and chief executive and financial officer since that time. He was also the largest shareholder until he sold his interest to Bottomline Home Loan, Inc. His responsibilities with Bottomline Home Loan, Inc. include strategic planning for the company as well as overseeing the day to day operations. Prior to his employment with Bottomline Mortgage Inc. Mr. Williams was a licensed real estate broker, general contractor, appraiser and developer of real estate over a 25 year period of time. For the three years from 1986 to 1989 he managed the real property division of the Department of Economic Security of the State of Arizona with 300+ facilities and a monthly budget of over $15 million dollars.

David Williams, the son of Buster Williams, Jr., has been employed at Bottomline Mortgage Inc. since 1997. He currently manages secondary marketing and production areas. From early 1995 to 1997, David served as a property manager for Carlton Business Park, involved in the management of a 250,000 square feet of office/warehouse space in the Phoenix Metropolitan area. He holds a B.S. in Business Administration with a major in Real Estate and Finance from Arizona State University.

No other person is expected to make a significant contribution to Bottomline who is not identified in this prospectus as an executive officer or director of Bottomline.

All executive officers are appointed by the board and hold office until the board appoints their successors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of Bottomline's common stock as of March 20, 2002, with respect to: (i) each person known to Bottomline to be the beneficial owner of more than five percent of Bottomline's common stock; (ii) all directors; and (iii) directors and executive officers of Bottomline as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of July 1, 2002, there were 16,039,000 shares of common stock issued and outstanding. As of the date of this Information Statement

 Title of Class          Name and Address                           Nature  of             Amount of        Percent of class
                                                                    Ownership             Ownership
----------------------  -------------------------------------- ------------------  ---------------------- -----------------------
Common Stock            Axia Group, Inc.                                   Direct               2,000,000                   12.5%
($0.001) par            268 West 400 South, Suite 300
value                   Salt Lake City, Utah 84101
Common Stock            Buster Williams(4)                                 Direct               6,843,330                   42.7%
($0.001) par            200 S. Los Robles Ave, #230
value                   Pasadena, CA 91101                               Indirect              293,757(1)                    1.8%

                                                                                                                      Total 44.5%
Common Stock            David Williams(5)                                  Direct               2,504,285                   15.6%
($0.001) par            200 S. Los Robles Ave., #230
value                   Pasadena, CA 91101                               Indirect              257,037(2)                    1.6%

                                                                                                                   Total    17.2%
Common Stock            Richard Surber                                     Direct               1,000,000                    6.2%
($0.001) par            268 West 400 South, #300
value                   Salt Lake City, Utah 84101                       Indirect            2,000,000(3)                   12.5%

                                                                                                                    Total   18.7%
Common Stock            All Officers and Directors                                              9,898,409                   61.7%
($0.001) par            as a Group, including direct
value                   and indirect control

(1) Shares held by Mei Chen the spouse of Buster Williams (2) Shares held by Caitlin Rabanera the spouse of David Williams (3) Richard Surber is the president of Axia Group, Inc.
(4) Buster Williams, Jr. is the president and a director of Bottomline and the father of David Williams
(5) David Williams is a director of Bottomline and the son of Buster Williams, Jr.

                            DESCRIPTION OF SECURITIES

General

Bottomline's authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001, of which 16,039,000 are issued and outstanding as of July 1, 2002. There is authorized preferred stock of 5,000,0000 shares, par value of $0.001, none of which is issued or outstanding and there are no options, warrants or other instruments convertible into shares outstanding.

Shares of Common Stock

Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution or wind-up of Bottomline, the holders of common stock are entitled to share equally and ratably in the assets of Bottomline, if any, remaining after the payment of all debts and liabilities of Bottomline and the liquidation preference of any outstanding preferred stock. There are no dividend, voting, preemptive or other rights associated with Bottomline's common stock, except those generally provided under state law.

Bottomline has not paid any cash dividends since inception and does not anticipate doing so in the foreseeable future. The future payment of cash and non-cash dividends, if any, on the common stock is within the discretion of the board of directors and will depend on Bottomline's earnings, capital requirements, financial condition and other relevant factors. No assurance can be made that any cash or non-cash dividends will be paid on the common stock in the future.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

No "Expert" or "Counsel" (as defined by Item 509 of Regulation S-B promulgated pursuant to the Securities Act of 1933) whose services were used in the preparation of this Form SB-2 was hired on a contingent basis or will receive a direct or indirect interest in Bottomline.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for Bottomline by Michael Golightly, an attorney licensed in the states of Texas and Utah.

Experts

The financial statements of the Company as of June 30, 2001 and for the fiscal years ended June 30, 2001 and 2000, included in this prospectus have been audited by Mantyla McReynolds, Certified Public Accountants, our independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                  DISCLOSURE OF SEC POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

Bottomline's Articles of Incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Bottomline's bylaws likewise provide that the Company will indemnify and hold harmless its officers and directors for any liability including reasonable costs of defense arising out of any act or omission taken on behalf of Bottomline, to the full extent allowed by Nevada law, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation.

The general effect of the provisions in the Articles of Incorporation and the Nevada statutes (set out in full hereafter) may be to eliminate the rights of Bottomline and its stockholders (through stockholders' derivative suit on behalf of Bottomline) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the case of acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law.

Sections 78.7502 and 78.751 of the Nevada Business Corporation Act, as amended, provide for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

NRS 78.7502 DISCRETIONARY AND MANDATORY INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS: GENERAL PROVISIONS.

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

NRS 78.751 AUTHORIZATION REQUIRED FOR DISCRETIONARY INDEMNIFICATION; ADVANCEMENT OF EXPENSES; LIMITATION ON INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.

"1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On or about April 25, 2001, and prior to his appointment as an officer of Bottomline, Buster Williams, Jr. entered into a Stock Purchase Agreement with Bottomline whereby he contracted to purchase 1,000,000 shares of Bottomline's restricted common stock for the cash price of $25,000. This purchase was approved by Bottomline's Board of Directors and this number of shares were issued to Mr. Williams and full payment for the shares was received. This sale was made in reliance on the exemptions from registration afforded by Section

4(2) of the 1933 Act.

On June 26 , 2001, Bottomline signed a Stock Acquisition Agreement with Buster Williams, Jr., David Williams, Mei Chen, Caitlin Rabanera, Matt Morris, Sandra Jorgensen and Athena V. Killeen, for the purchase of 4,085,000 shares of Bottomline Mortgage, Inc. a California corporation. In exchange for the transfer of these shares in Bottomline Mortgage, Inc. and a 76% interest in its business and its operations, Bottomline agreed to issue to the seven named transferring shareholders set forth above 10,000,000 shares of its common stock on a pro-rata basis. This transfer and sale represents 62% of the issued and outstanding shares of the common stock of Bottomline. This sale was made in reliance on the exemptions from registration afforded by Section 4(2) of the 1933 Act. As a result Bottomline has acquired a controlling interest in Bottomline Mortgage, Inc. and will operate it as a majority owned subsidiary of Bottomline. Bottomline Mortgage, Inc. will constitute the operations of the Company for the foreseeable future and serve as the prime source of revenues.


In August 1999, the Company advanced $75,900 to Buster Williams, Jr. an officer and a director of the Company in exchange for a note secured by a third deed of trust on his personal residence. The note bears interest at 7% and requires no monthly payments. This note was paid in full on December 28, 2001.

During the year ended June 30, 2001 Buster Williams, Jr., an officer of the Company, personally paid operating expenses of the Company for which they were not reimbursed. The officer has agreed not to seek reimbursement from the Company. $41,858 in expenses paid by the officer has been treated as additional paid in capital prior to the acquisition date.

                             DESCRIPTION OF BUSINESS

This prospectus contains forward-looking statements which involve risks and uncertainties, including trends in the real estate investment market, projected leasing and sales and future prospects. Actual results could differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

General

Bottomline Home Loan, Inc. was formed under Nevada law on February 16, 1996 as a wholly owned subsidiary of Axia Group, Inc., a publicly traded Nevada corporation. Bottomline was originally known as Cyberenergy, Inc. and had been formed by Axia Group, Inc. to be involved in an Internet marketing project. When that project did not materialize Axia Group, Inc. registered Cyberenergy, Inc. as a blank check company suitable for acquisition or merger with an operating private organization.

Cyberenergy, Inc. acquired a controlling interest in Bottomline Mortgage, Inc. in a Stock Acquisition Agreement that closed in June of 2001. Bottomline Mortgage Inc. was organized on August 29, 1989. Cyberenergy issued 10,000,000 shares of its common stock to acquire 4,085,000 shares, approximately 76%, of the common stock of Bottomline Mortgage, Inc. from seven (7) shareholders of that company. Cyberenergy then filed an amendment to its Articles of Incorporation to change its name from Cyberenergy to Bottomline Home Loan, Inc. This change was filed with the State of Nevada's Secretary of State on July 20, 2001. At that time the number of authorized shares of common stock were also increased to Five Hundred Million (500,000,000) shares.

Bottomline Mortgage, Inc. has been in the retail mortgage banking business of originating residential mortgage loans since it was organized. As a subsidiary of Bottomline, Bottomline Mortgage, Inc. will continue to operate in this same field as it has in the past. The business plan for Bottomline is to increase loan originations by using both cutting edge technology and more traditional methods to maximize its market share in the residential mortgage loan industry.

Several new web sites will be implemented with the goal of enabling Bottomline to market its products in 20 states without restriction. New branches are also expected to be opened throughout the U.S. in order to expand the current business base to community real estate professionals and first time home buyers in these new areas. Currently two community loan centers are in operation beyond the original call center in Pasadena, California, these are located in Salt Lake City, Utah and San Marcos, Texas.

The primary operations of Bottomline consist of the mortgage banking business conducted by Bottomline Mortgage, Inc. As a mortgage bank Bottomline generates revenue through the origination and subsequent sale of funded loans. The revenues are made up of a net gain on the sale of the loans, interest income, sale of the equity builder program and sale of loan servicing rights. The net gain on sales includes loan-related fees consisting of origination, application, documentation, commitment and processing fees paid by the borrower. Net interest income consists of the difference between interest received by Bottomline on its mortgage loans held for sale and interest paid by Bottomline under its credit facilities. A home equity program pays Bottomline a set fee of $995 every time a customer subscribes to the program and loan servicing consists of fees earned to collect payments of principal, interest, taxes and insurance on loans sold to our investors. Our home equity program pays us a set fee every time a customer signs up for the program. If in the future we initiate our own loan servicing program, we will earn fees from the collection of payments on loans that we have sold to Fannie Mae or other financial institutions where we have retained the servicing rights. The following statement has been added to the disclosures:
"10% of our total loan volume comes from our network of brokers, 10% of the loans come from the leads from our web site www.bottomlinemortgage.com , 75% are from internet mortgage leads we purchase from other internet web sites and the balance of 5% are referrals from Realtors and Builders.

The primary expenses for Bottomline's operations consist of salaries and benefits paid to employees; occupancy and equipment costs; Internet-related expenses, including licensing and participation fees, advertising costs, marketing, promotion, data processing and communication costs. A substantial portion of these expenses are variable in nature. The commissions paid to loan originators is 100% variable in nature. The loan originators are paid a commission only, with no base salary. Borrowers are typically charged points or a loan origination fee and Bottomline may receive a premium on a loan where a borrower locks in a specific interest rate on their loan. Loan originators share in these fees, depending on their individual monthly loan production, 60% to 75% of these fees go to the loan originator. Any contracts or agreements with loan originators are on an at will basis and may be canceled by either party without notice. Commissions paid for the last nine months ending March 31, 2002 equaled $533,180 and 286 loans were funded during that same period. The typical or average commission paid was $1,864 per loan.

Seasonality affects the mortgage industry as loan originations are typically at their lowest levels during the first and fourth quarters due to a reduced level of home buying activity during the winter months. Loan originations generally increase during the warmer months beginning in March and continuing through October. As a result, Bottomline will expect higher earnings in the second and third quarters and lower earnings in the first and fourth quarters.

Interest rates may trend up or down over one or more of our reporting periods, sometimes several reporting years. We feel it is important to disclose to everyone that they should not rely on any one time period when reviewing our financial information. The Company has been profitable for several of the 13 years that is has been in business as it is for this current fiscal year. Our long term growth of revenues will come by increasing the number of loan originators in our call centers, improving our web site's ability to attract new customers and adding to our line of mortgage products. Consequently, we do not rely on temporary fluctuations in the interest rates to grow the business.

Bottomline offers a broad and competitive range of mortgage products that aim to meet the mortgage needs of all borrowers. These products include Fannie Mae eligible loans, alternate "A" loans, non-prime loans, home equity and second mortgage loans, construction loans and bridge loans. The Bottomline employee base of experience and expertise in numerous types of mortgages gives Bottomline the ability to provide a full product line in each division of its operations.

As our business grows we would like to invest some portion of profits in retaining the servicing rights on a small percentage of the loans that are originated each month. Bottomline's management believes that it may not be cost effective to do the servicing in house with Bottomline's employees. The servicing of these loans would start by subcontracting with a Fannie Mae approved servicer contractor and Bottomline would compensate the sub- service with a per loan monthly fee to collect payments, remit interest and principal to the investor, along with handling the necessary reporting, until Bottomline has a large enough portfolio of serviced mortgages to bring all the work in house.

Service released basis is the term we use to indicate that the loan will be sold to the investor along with the rights to collect the mortgage payments or service the loan. This would be a long term income source of revenue for our company, servicing of a conventional fixed loan usually pays a quarter of one percent (.25%) per year of the unpaid principle balance. In some cases we could sell the investor a mortgage and keep the rights to collect the mortgage payments, which is the exact opposite and is called service retained basis. In lieu of selling the servicing rights at closing of the loan and receiving a one time fee on the average of 1.25%. If we chose to retain the rights to service the loan it would take 5 years to recoup this up front fee we now receive.

The www.bottomlinemortgage.com web site is fully operational. Customers may go on line to the web site and apply for a mortgage, check current interest rates, and receive information on our mortgage programs and information regarding our company. All information supplied by the borrower is automatically forwarded to our loan origination software and a loan originator is assigned to contact the borrower and assist them in completing the process of closing their loan. We believe that the web site is a tool which enables our potential customers the convenience to originate their loan 24 hours a day 7 days a week from the comfort of their home or office. This allows us to originate loans at a very low cost over a larger geographic area without the expenses associated with the traditional brick and mortar locations typically associated with the mortgage industry of the past. However, we also believe that at this time our customers must have human contact from our loan originators to be completely comfortable with the entire mortgage origination process."

Bottomline has short term and informal verbal agreements with the Internet companies, usually less than 90 days and often for 30 days. We purchase or exchange leads with these companies based upon specific mortgage criteria, such as maximum loan to value ratios, credit score of the borrowers, purpose of loan (purchase, refinance, debt consolidation) and the state where the property is located. Bottomline reviews each source on a regular basis to determine if the mortgage origination leads provided to us are continuing to meet our specifications and we are maintaining a cost effective closing rate, before we renew each agreement or purchase an additional block of leads. Therefore, we are not dependant on any one group or internet company to subsidize the mortgage leads generated by our own site www.bottomlinemortgage.com.

Our web site does not directly generate any type of revenues for us at this time. The mortgage leads that are generated from the site go directly to the loan originators at our Pasadena and San Marcos, Texas call centers or they are traded with other mortgage companies for mortgage leads that are more closely suited to the mortgage products or geographic areas where Bottomline is authorized to do business. The revenues from loans closed as a result of these leads for the last year make up less than 10% of the total retail mortgages closed by Bottomline.

Bottomline's network of loan buyers allows it to identify specific loan features, to identify a loan buyer who will purchase loans with specific features and to select a buyer who will accept the lowest yield for loans with those features. As a result, Bottomline is able to offer a wide range of products that are well priced and that have many different features to suit a customer's needs.

Our primary goal in making a decision whether to extend a loan is whether that loan conforms to the expectations and underwriting standards of the institutions that buy that type of loan. Typically, these buyers focus on a potential borrower's credit history, often summarized by credit scores, income and stability of income, liquid assets and net worth, the value and condition of the property securing the loan. Whenever possible, we use "Automated Underwriting Systems" to determine whether a particular loan meets those standards and expectations. In cases where automated underwriting is not available, we rely on our staff underwriters to determine if the loan should be forwarded to those buyers for approval and for them to return to us a commitment to purchase the loan once we meet their specific requirements on that loan.

Fannie Mae Desktop Underwriter(R) on the web is a powerful automated underwriting system that greatly reduced the time, cost and subjectivity associated with mortgage loan underwriting. Desktop underwriter's knowledge base and quantitative risk analysis capabilities assess the level of credit risk associated with a loan and quickly determine what flexabilities can be leveraged-enabling the tailoring of loan terms based on an individual borrower's risk profile right at the point of sale. You can use Desktop Underwriter to serve the majority of our customers with a wide range of financing options, which helps us expand our markets. The system is web based and enables operation 24 hours a day, 7 days a week. The automated underwriting recommendation from the Desktop Underwriters system approves the loan or refers it to an underwriter for further review or indicates that the loan is out of scope. The recommendation, which is provided in the underwriting findings report, also indicates whether or not the loan eligible for sale to Fannie Mae. This expedites the process of selling the loan to Fannie Mae after the loan is closed. The recommendation also may reduce the conditions necessary to complete the processing of the loan, with a more streamlined appraisal, fewer income and source of funds information and reserves documentation from the borrower. The agreement with Fannie Mae to provide this service was completed on July 25th, 2001. The cost associated with the service was a $5,000.00 one time license fee and a $35.00 charge each time we input a loan into the system, this fee is then billed to us monthly. The technology is extremely flexible and interfaces with our in-house loan origination software and gives us access to several major buyers of loans such as Countrywide Home Loans and GMAC/Residential Funding Corporation (RFC), where we can sell our non-conforming, sub-prime, jumbo and home equity loans that can not be sold to Fannie Mae.

Our subprime lending activities have decreased from 15.7% of our total loan origination volume in 2000 to 5.3% in 2001. We shall continue to offer subprime loans to our customers should they not qualify for other conforming or prime programs. We underwrite all of our loans on a best efforts basis, where we qualify each borrower on the best program in which they qualify. Many times we upgrade borrowers to conforming loans when they may have credit problems but they have compensating factors which allow the upgrading of their loan. This reduces our marketing costs, when we can propose alternative programs when providing quotations to the borrower, rather than simply denying the loan. Most lenders now offer a variety of mortgage products. In addition, many states have introduced new predatory lending laws, which must be addressed to insure we are not using unfair lending practices with regard to lower credit quality borrowers.

During 2001 we sold 305 loans, of which 97% went to three financial intuitions, IndyMac Bank purchased 74 of our loans or 24% of our loan production, this consisted of Conforming and Expanded Criteria Mortgages. Fannie Mae purchased 133 of our conforming loans or 44% of our loan production. GMAC-RFC purchased 29% of our loan production, which included 118 second mortgages( Both Home
Equity and 125% HLTV) and the balance was either jumbo or sub-prime. The final 10 loans where sold to miscellaneous lenders for their niche or special portfolio loan products to enable us to close the loans rather than lose the file or refer to another lender.

Bottomline Mortgage, Inc. must maintain a minimum net worth of $250,000 for all of our investors (as identified above) and several of the states in which we are licensed. All of them require written agreements that must be renewed on a annual basis. As of June 2001, our net worth was just below this at $239,660 or $10,340 short. Since we have had a excellent relationship for more that 5 years with our investors and a long term history of delivering top quality preforming loans to them, every investor gave us until December 31, 2001 to increase our net worth to above $250,000, which we did. This fiscal year has been profitable for us. As of March 31, 2002, we have net income of $62,859 and a net worth above $330,000 which has us in full compliance with tangible net worth requirements of all investors and state agencies.

A table setting forth the number and types of loans produced for the years 1999, 2000 and 2001 is set forth on the following page:


                                                                       1st Mortgage Loan Production

Loan Type                                   1999                                           2000

                       No. of loans    Dollar Amt.    % of Volume   No. of loans     Dollar Amt.    % of Volume    No. of loans
Conforming/Government              47    $6,174,227.00        27.28%            30     $3,799,442.00         22.00%           145
Jumbo                               2      $700,000.00         3.09%             1       $466,400.00          2.70%            10
Adjustable Rate Mtg.                0            $0.00         0.00%             1       $344,000.00          1.99%             4
Expanded Criteria                  32    $5,119,926.00        22.62%            12     $1,837,115.00         10.64%            10
Subprime                           22    $2,465,525.00        10.89%            35     $2,702,615.00         15.65%            18

Yearly Totals                     103   $14,459,678.00        63.89%            79     $9,149,572.00         52.98%           187

      2001



Dollar Amt.    % of Volume
 $20,809,301.00         62.23%
  $3,861,000.00         11.55%
    $654,400.00          1.96%
  $1,356,399.00          4.06%
  $1,785,000.00          5.34%

 $28,466,100.00         85.12%



                                                                 2nd Mortgage Loan Production

Loan Type                            1999                                           2000

                No. of loans      Dollar Amt.    % of Volume   No. of loans     Dollar Amt.    % of Volume    No. of loans
Home Equity                  6        $243,500.00         1.08%             6       $487,500.00          2.82%            37
125% High CLTV             208      $7,928,825.00        35.03%           205     $7,632,426.00         44.20%            81

Yearly Totals              214      $8,172,325.00        36.11%           211     $8,119,926.00         47.02%           118


TOTAL PRODUCTION           317     $22,632,003.00                         290    $17,269,498.00                          305

    2001


Dollar Amt.    % of Volume
  $1,844,226.00          5.51%
  $3,131,251.00          9.36%

  $4,975,477.00         14.88%


 $33,441,577.00

Bottomline is presently handling the following types of loans:

     Conforming and Government-Insured Fixed Rate Loans. These mortgage loans conform to the underwriting standards established by Fannie Mae or the Federal Home Loan Mortgage Corporation (commonly referred to as Freddie
     Mac). This product is limited to high quality borrowers with good credit records and involves adequate down payments or mortgage insurance. These loans may qualify for insurance from the Federal Housing Authority (FHA) or guarantees from the Veterans Administration (VA). Bottomline has been designated by the U.S. Department of Housing and Urban Development (HUD) as a direct endorser of loans insured by the FHA and as a supervised lender of loans partially guaranteed by the VA, allowing Bottomline to offer FHA or VA mortgages to qualified borrowers. FHA and VA mortgages must be underwritten within specific governmental guidelines, which include borrower income verification, asset verification, borrower credit worthiness, property value and property condition.

     Jumbo Loans. Jumbo loans are considered non-conforming mortgage loans because they have a principal loan amount in excess of the loan limits set by Fannie Mae and Freddie Mac (currently $275,000 for single-family, one-unit mortgage loans in the continental United States). Bottomline offers Jumbo Loans with creative financing features, such as the pledging of security portfolios. Bottomline's Jumbo Loan program is geared to the more financially sophisticated borrower.

     Adjustable Rate Mortgages (ARM). The ARM's defining feature is a variable interest rate which fluctuates over the life of the loan, usually 30 years. Interest rate fluctuations are based on an index that is related to United States Treasury bill rates, regional or national average costs of funds of savings and loan associations, or similar widely published rates such as LIBOR. The period between the rate changes is called an adjustment period and may be every six months, one year, three years, five years or ten years. Some the ARM's offered by Bottomline may include payment caps, which limit the interest rate increase for each adjustment period.

     Alternate "A" Loans. From a credit risk standpoint, Alternate "A" Loan borrowers present a risk profile comparable to that of conforming loan borrowers, but present special underwriting considerations, such as a higher loan to value ratio or limited income verification.

     Non-Prime Mortgage Loans. The Non-Prime Mortgage Loan focuses on customers whose borrowing needs are not served by traditional financial institutions. Borrowers of Non-Prime Mortgage Loans may have impaired or limited credit profiles, high levels of debt service to income, or other factors that disqualify them for conforming loans. By originating mortgage loans to borrowers with higher credit risk, Bottomline is able to charge higher interest rates than would be charged for a conventional loan. Offering this category of mortgage loans on a limited basis allows Bottomline to provide loan products to borrowers with a variety of differing credit profiles.

     Home Equity and Second Mortgage Loans. These loans are generally secured by second liens on the real property. Home equity mortgage loans can take the form of a home equity line of credit, which generally bears an adjustable interest rate, while second mortgage loans are closed-end loans with fixed interest rates. Both types of loans are designed for borrowers with high credit profiles. Home equity lines generally provide for a 10 or 15 year draw period where the borrower withdraws needed cash and pays interest only, followed by a 10 to 20 year repayment period. Second Mortgage loans are fixed in amount at the time of origination and typically amortize over 10 to 25 years.

     Construction Loans. Bottomline offers a variety of construction loans for owner-occupied single-family residences. These loans are available on a rollover basis, meaning that the borrower can secure funding for the land purchase and construction of the home, then roll the financing over into a permanent mortgage loan. During the construction period, interest-only payments are made. Withdrawals during the construction period, to cover the costs associated with each stage of completion, are usually made in 5 to 7 disbursements.

     Bridge Loans. The Bridge Loans that Bottomline makes are short-term loans and may be used in conjunction with other loan products. Bridge Loans provide a means for a borrower to obtain cash based on the equity of a current home that is on the market but not yet sold and to use that cash to purchase a new home.

Government Regulation

The residential mortgage loan business is subject to the laws, rules and regulations of various federal, state and local government agencies regarding the origination, processing, underwriting, sale and servicing of such loans. These agencies would include, but not be limited to, HUD, FHA, VA, Fannie Mae, Freddie Mac and Ginnie Mae. These laws, rules and regulations, among other things, limit the interest rates, finance charges and other fees that may be charged, require Bottomline to make extensive disclosure, prohibit discrimination and impose qualification and licensing obligations. These regulations also impose on us various reporting and net worth requirements. Bottomline is thus also subject to inspection by these government agencies. Our failure to comply with these requirements could lead to, among other things, the loss of approved status, termination of contractual rights without compensation, demands for indemnification or mortgage loan repurchases, class action lawsuits and administrative enforcement actions.

The lending involved with the retail mortgage loans handled by Bottomline also require compliance with Federal lending and credit regulations, including but not limited to, the Federal Truth-in-Lending Act and Regulation Z thereunder, the Federal Equal Credit Opportunity Act and Regulation B thereunder, the Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, the Homeownership and Equity Protection Act of 1994, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C thereunder, the Federal Debt Collection Practices Act, the Fair Credit Reporting Act of 1970 and the various state laws and regulations imposed by the various states in which Bottomline operates and conducts loan activity.

Bottomline is subject to audit requirement by the various federal and state agencies that regulate the type of loans involved in Bottomline's operations. To date, these audits have not revealed any material violations and Bottomline has not been subject to any sanction, limitation, or penalty as a result of this oversight. The internal controls and operations of Bottomline are designed to insure compliance with all of these regulations, preparation of all required documents and disclosures, compliance with limitations on interest rates and charges, all as dependent upon the particular location of a borrower.

Bottomline's current operations on the Internet are not presently subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of business on the Internet, including:

         o        user privacy,

         o        taxation,

         o        content,

         o        access charges,


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         o        liability for third-party activities, and

         o        jurisdiction.

The adoption of new laws or the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

Regulatory and legal requirements are subject to change. If such requirements change and become more restrictive, it would be more difficult and expensive for Bottomline to comply and could affect the way we conduct our business, which could adversely impact our results of operations. Although we believe we are currently in material compliance with the laws, rules and regulations to which we are subject, we cannot assure you that we are, or will be, in full compliance with applicable laws, rules and regulations.

If we cannot comply with those laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected.

Employees

As of April 30, 2002 we have 14 full time commission only loan originators and 7 salaried production staff, plus 2 management staff (Buster Williams, Jr. and his son David Williams) for a total of 23 staff members.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Bottomline's operations are conducted through its subsidiary Bottomline Mortgage, Inc. Bottomline is an independent retail mortgage banking company primarily engaged in the business of originating and selling residential mortgage loans. Bottomline offers a broad array of residential mortgage products targeted primarily to high-credit-quality borrowers over the Internet, as well as through 14 commission-compensated loan originators. Bottomline operates from a principal office in Pasadena, California and a call center in San Marcos, Texas to service the more than 20 states in which it is currently approved to originate mortgages. Bottomline operates primarily as a mortgage banker, underwriting, funding and selling its loan products to various buyers. In the year 2000, Bottomline Mortgage, Inc. originated approximately $17.3 million in loans, of which 48.8% were first mortgages and 51.2% were second mortgages made to owners seeking to refinance property they already owned. Bottomline Mortgage, Inc. originated and closed approximately $33.2 million in loans during 2001, of those 85% were first mortgages and the balance of 15% were second mortgages made to owners seeking to refinance property they already owned. Our last 9 months of operation June 30th of 2001 to March 31,2002 have shown a very positive impact from the interest rate cuts during the last year and our opening of the San Marcos, Texas call center in June of 2001. Our revenues and mortgage sales from July thru March 31, 2002 unaudited financial statements indicate that the our total revenues are up 100% over the same period in 2001. Total revenues for the period of July 1, 2001 to March 31,2002 was $2,033,024 verus $1,018,141 for the same period during a year earlier. Our net income rose during that period from a negative ($65,025) to a positive $62,859 during the same period ending March 31, 2002.

As a mortgage banker, Bottomline generates revenues through the origination and subsequent sale of funded loans. These revenues are generated from the net gain on the sale of those loans and interest income earned while the loans are held by Bottomline. The net gain on a sale of a loan consists of the net gain recognized from the difference between the combined selling price of the loan, its related servicing rights and the carrying value of the mortgage loans sold. This net gain would also include the loan-related fees collected, consisting of application, documentation, commitment and processing fees paid by borrowers. Net interest income consists of the difference between interest received by Bottomline on the mortgage loans held for sale until the date sold and the amount of interest paid by Bottomline under its credit facilities.


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Prior to the funding of any loan by  Bottomline  we forward a complete loan file to the investor to underwrite and approve by their underwriters or our delegated underwriters input the complete loan information into the investors automated underwriting system, such as FannieMae's Desktop Underwriter, IndyMac's E-mits system or GMAC-RFC's Assetwise Direct. Once we have an approved loan with all conditions as called for by the findings report on these automated underwriting systems. We then sell the loan to the investor or take a commitment to deliver each loan to the investor within a predetermined amount of days, usually 15 days or less. Our warehouse bank will not advance funds without a commitment and written underwriting approval from the investor. We then draw the loan documents and fund the loan with our warehouse line. Within 24 to 48 hours we ship the closed loan file to the investor and they complete the purchase of the loan by forwarding the proceeds to our warehouse bank to pay down the line of credit. Once the warehouse bank deducts the advanced proceeds of the loan, plus any warehouse fees and interest they transfer the remaining balance of proceeds to our general account. This entire process from commitment to delivery and purchase by the investor of the closed loan is normally completed within 15 days.

Expenses for the operation of Bottomline consist of salaries and benefits paid to employees, rent, equipment costs, Internet related expenses, including licensing and participation fees, advertising costs, marketing, promotion costs, data processing and communication costs. A substantial portion of these expenses are variable in nature. Commissions paid to loan originators are extremely variable. The commissions range from 50% to 70% of the loan origination points and premium pricing depending on the volume of loans sold by the individual loan originator each month and the interest rate sold to their customer and the current rate quoted each day by our investors. Other salaries and benefits fluctuate from quarter to quarter based on the assessment of the appropriate level of non-loan originator staffing desired, which correlates to the then current level of loan origination volume and the perception of future loan origination volume.

Interest rate and economic cycles also affect the mortgage industry. Loan originations typically decrease in a rising interest rate environment. During these periods, refinancing originations decrease as the higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. Due to the higher interest rate environment during 1999 and 2000, Bottomline's historical performance may not be indicative of results in the recent lower interest rates of late 2001. In addition, Bottomline Mortgage Inc.'s recent net losses may distort some of its ratios and financial statistics and may make period-to-period comparisons difficult. In light of the recent losses, Bottomline's historical earnings performance may be of little relevance in predicting future performance. Additionally, the reported financial statistics for Bottomline may not be indicative of its results in any future period.

For the period 1998 through June of 2001, inflation has been relatively low and we believe it has not had a material effect on Bottomline's results of operations. To the extent inflation increases in the future, interest rates will also likely rise, which would impact the number of loans that Bottomline originates. This impact would adversely affect Bottomline's future results of operations. Please review the Risk Factor "A period of rising interest rates, an economic downturn or a recession could reduce the demands for mortgages" located in the Risk Factors section of this prospectus.

Seasonality affects the mortgage banking business of Bottomline as loan originations are typically at their lowest levels during the fall and winter quarters due to a reduced level of home buying activity during the colder months. Loan originations typically increase during the warmer months, beginning in March and continuing through October. As a result of these trends Bottomline may experience higher earnings in its first and fourth quarters and lower earnings in its second and third quarters.

The mortgage banking industry is the largest consumer debt related sector in the United States economy. This industry involves primarily two businesses: origination and servicing. In the year 2000, the Mortgage Bankers Association of America estimates that the mortgage loan origination volume in the US was $1.0 trillion, compared to approximately $600 billion in 1995, a compounded annual

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



growth rate of 13.3%. The retail origination market of the mortgage banking industry is highly fragmented. According to a study by Wholesale Access, a research and publishing firm in Columbia, Maryland, there were approximately 36,000 independent mortgage brokerage firms at year end 1998.

Bottomline's growth strategy is to continue to increase its loan origination volume by becoming a leader in Internet mortgage origination and by expanding its traditional, non-Internet business and by pursuing selective strategic acquisitions of mortgage bankers and other mortgage banking related companies.

Bottomline believes that the Internet will be an increasingly important medium to provide mortgage products and services. It intends to increase its Internet mortgage origination volume by expanding its business into the remaining 30 states in which it is not yet qualified to conduct mortgage banking business and by establishing relationships with additional Web sties to increase the number of sources for customer referrals. Bottomline intends to plan and then implement an intensive marketing campaign in selected markets to promote its www.BottomlineMortgage.com web site and create name recognition.

The BottomlineMortgage.com web site provides Bottomline customers with 24-hour access to a variety of products and services. In addition to providing information about Bottomline Mortgage and our mortgage products and terms, the web site allows customers to perform a number of functions, such as reviewing current interest rates, filing a pre-approval request or complete loan application, check the status of their pending applications and obtaining their credit report. The site is intended to eventually allow for customers, in one continuous session, to apply for a loan, receive a commitment for that loan if approved and lock in their interest rate. Currently the web site is used primarily to help Bottomline attract the business of mortgage shoppers that have been referred to Bottomline by its web site relationships.

Our web site at www.bottomlinemortgage.com generates mortgage leads that are forwarded to our loan originators at the Pasadena or San Marcos Call Centers. Then the customers are contacted and the loan originators completes a loan application and pre-qualifies each of the borrowers. When these loans are closed we receive revenue from the loan. In addition, the web site also contains links to other web sites for companies that sell products or services other than home loans or mortgages, such as car loans, credit cards, life Insurance and financial services. Our current web site administrator, Meyers Internet, receives referral fees when these links produce a customer for these other companies, usually $20 to $200 dollars per referral. As we improve our web site and increase traffic on the site, we hope to take control of the administration of the site and earn income directly from companies that want to advertise their services or link from our web site. We consider this a potential source of direct revenue and will offset the cost of maintaining our web site. However, to date we have not produced any of this type of direct revenues from our web site and do feel whatever income our web site produces will be minor compared to the income from the mortgages closed from the leads generated by the web site.

The goal of Bottomline's Internet marketing efforts are to both expand its Internet reach and enhance its ability to originate mortgages over the Internet. As part of the plan to grow its Internet business Bottomline plans to increase its call center capacity to be able to service all of the referrals received from our web site and all other mortgage leads obtained from other internet web sources. Continued growth depends on Bottomline's ability to increase the number of referrals from our and other web sites. To complement the expected growth from increased web site referrals will be the growth from the marketing of Bottomline's own web site and from providing, on a contract basis, Internet origination services to local and regional mortgage brokers, Thrifts and smaller banks.

We plan to expand the web site over the next 12 months mainly through a maintenance program to make the site more functional and easy to navigate along with increasing the basic content. Our budget for this is $300,000 .

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By far the largest  expense  will be the  marketing  of our web site through the purchase of pop up windows or banners on other web sites, radio, TV and print media to give Bottomline Mortgage better name recognition and bring more customers to the www.bottomlinemortgage.com web site. The web site marketing expenses are completely variable in nature and will be approximately 3% of our gross revenues, which are projected to be as high as $300,000 over the next year.

Expansion into new regions would grow Bottomline's traditional business operation. Expansion into the eastern United States would follow the opening this year of the San Marcos, Texas call center. In connection with the planned geographical expansion, Bottomline would advertise in related local and regional print media to create additional name recognition and to create greater public and industry awareness of its products and services. At this time we have not identified any candidates for acquisition. Currently we are focused on our growth and internal expansion.

In a continuing effort to increase efficiency, Bottomline has placed great emphasis to maintaining state-of-the-art information systems. Bottomline's computer system controls most aspects of its operations, from the processing of a loan application through the closing of the loan and its subsequent sale of the loan to institutional buyers. This system also performs checks and balances on many aspects of the mortgage loan business of Bottomline and supports the marketing efforts of the Company. This integrated approach reduces the marginal origination cost per loan for Bottomline's operations. Bottomline is committed to continually look for new ways to improve its efficiency through automation.

The retail portion of Bottomline's business is the core of its traditional mortgage banking business. In the year 2000 and for the first six months of 2001, approximately 80% of the mortgage loans Bottomline originated were made through this retail division. The retail portion of the business has four origination channels and a fifth line of business:

                  I.       community loan officers;
                  II.      direct-to-consumer advertising;
                  III.     realtor and builder Network; and
                  IV.      telemarketing
                  V.       Equity Builder Program

Community Loan Officers. Bottomline's community loan officers serve the regions in which they operate and obtain business by developing and nurturing a referral network of Realtors, real estate attorneys, builders and accountants. Many of the loan originators are highly experienced and, therefore, can provide an accurate analysis of a potential borrower's options and needs. They also facilitate the efficient processing and closing of a borrower's loan. Other reasons customers are referred to our loan originators include our broad and competitive product line and our high level of customer service, including pre-approval commitments based on Fannie Mae's Desktop Underwriter (R) and flexible rate lock-in and extension policies, a willingness to hold escrows and other accommodations that help a borrower and facilitate a real estate transaction. Bottomline's community loan offices provide special services to builders, including issuing commitments to lend to buyers in their projects.

Direct-to-Consumer Advertising. Bottomline advertises its products in selected local and regional print media and some radio. Customer calls generated by advertising are handled by the more experienced loan originators who use the consultative sales approach. Bottomline believes that an important part of its success is attributable to the way its loan originators interact with potential customers.

Realtor and Builder Network. Since the beginning of the year 2000, Bottomline has established several networking relationships with small to mid-size real estate brokerage firms and builders, who provide referrals to our loan originators who can take applications and process potential customers for both Bottomline and the Realtor or the builder. This distribution channel

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provides an opportunity to cross sell with local Realtors and builders.

The network of brokers and correspondents we currently have dealings with was developed over the last 7 years. These Brokers or correspondents represent about 10% of the loans that we originate. To be included in this network they must be approved by us and meet certain minimum requirements set by Fannie Mae in its standards for any third party originators. This approval process must take place prior to us underwriting or funding of any loans that these brokers forward to us. We require that a broker package be completed including their last two years financial statements, resumes of all principle owners and officers, copies of licenses, an application containing general information on the company and a standard written agreement between Bottomline and the broker, whereby the broker or correspondent grants certain representations and warrants on the loans they submit to us. These warrants require that the loans from the broker or correspondent be free of any fraud or misrepresentations. Also, the agreement requires they repurchase or compensate us for any losses from any loans originated by the broker.

Loan officers are also required to execute written agreements with our company detailing their duties and compensation. In addition, they are required to complete a application and go through a background check prior to originating a loan for Bottomline.

Telemarketing. Bottomline intends to establish a staff of loan originators and telemarketers who place calls to persons identified as having high-interest rate loans due to poor past credit history, but who have improved their credit history and would now qualify for lower interest rate mortgages.

Equity Builder Program. Bottomline has established a marketing program in which we solicit customers who currently own homes and have a mortgage. We introduce a service to auto debit their mortgage payments on a bi- weekly basis plus one months additional payment per year to decrease their unpaid principal balance on their mortgage. This causes their mortgage to amortize much faster and saving them thousands of dollars in interest over the life of their mortgage. This does two things for us. First, since we are involved with the servicing of their loan, we are one of the first one's called when they want to make a change to their current mortgage or sell their home to move to a new home requiring a new mortgage, since our program can be transferred to any mortgage for the life of customer. Second, our Equity Builder Program acts as a financial planning tool for the customer and builds a relationship for life to assist the customer with their mortgage needs. In addition, This program is completely funded by the revenues from the sale of the Equity Builder Program and offsets some of the costs associated with some of our other marketing programs.

Between August of 2001 and the end of March 2002 our Equity Builder program has generated sales to over 360 homeowners that have enrolled in our program. Once each of these homeowners become our customer we forward, in the format of a mortgage lead, their contact information to one of our loan originators. The loan originator contacts the customer to assist the customer in determining if one of our loan programs can lower their current interest rate or consolidate their debts to further enhance the money they will save on their mortgage or finances. The Equity Builder program revenues cover the entire cost of its operation and therefore the loan leads generated from the program do not have the typical marketing cost associated with them as do the internet leads that come from our web site or that we purchase from internet mortgage lead companies.

     In  Addition,   according  to  our  Unaudited  consolidated  statements  of
Operations for the nine months ending March 31st, 2002 we have a net profit of $62,859 from operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this prospectus. Our fiscal year end has recently been changed to June 30.

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The  following  information  is  based  upon  the  Consolidated   Statements  of
Operations for Bottomline Home Loan, Inc. formerly known as Cyberenergy, Inc. and Bottomline Mortgage, Inc., now a majority owned subsidiary of Bottomline.

Revenues

Bottomline had $1,330,275 in revenue for the year ended June 30, 2001, and had $1,743,756 in revenue for the year ended June 30, 2000, for the nine months ended March 31, 2002 revenues were $2,033,024 as compared to $1,018,141 for the nine month period ended March 31, 2001. This increase is a result of opening a new call center and increasing the number of loan originators to staff that new call center.

Expenses

General and administrative expenses for the year ended June 30, 2001, were $1,548,952 and for the year ended June 30, 2000 were $1,928,926. General and administrative expenses for 2001 and 2000 consisted of salaries, loan costs, rent, advertising, interest, insurance, professional fees and expenses for office and bank account administration. General and administrative expenses for the nine months ended March 31, 2002 were $801,414 as compared to $430,377 for the nine month period ended March 31, 2001. These increases in expenses are a result of the costs to operate a new call center and compensate the additional loan originators that staff the new call center.

Losses

Bottomline had a net loss of $252,441 for the year ended June 30, 2001, compared to net losses of $111,969 for the year ended June 30, 2000. Bottomline's net loss for these periods were attributable to general and administrative expenses, and losses on sales of securities. The net loss changes reflect the reduction in revenues and losses on sales of securities and unrealized losses on securities. There were a total of $64,588 of losses from open market sales of securities during the fiscal year ending June 30, 2001 as reported in the audited financial statements. For the nine months ended March 31, 2002 there were no losses from sales of securities as reported in the March 31, 2002 unaudited financial statements and net income for that period was reported as $62,859.

Liquidity and Capital Resources of Bottomline Home Loan, Inc.

Bottomline is currently authorized to issue 500,000,000 shares of common stock, of which 16,039,000 shares are issued and outstanding, and 5,000,000 shares of preferred stock, none of which is outstanding as of June 30, 2002.

Current cash balances and funds available to Bottomline under our working capital credit facilities, in addition to our cash flows from operations, are expected to be sufficient to meet our liquidity requirements at our current level of operations through at least the next twelve months following the filing of this prospectus. Bottomline does expect to continue its plans for expansion and for the next 12 months believes that cash flows from operations will support those plans over that time period. At the present Bottomline does not have any commitments for any additional equity or loan arrangements and cannot provide any level of assurance that Bottomline will be able to obtain any additional equity or loan financing.

Bottomline's warehouse facility or line of credit presently used to fund loans is in the amount of $3 million, with an interest rate of prime plus 1 percent, with First Collateral Services. First Collateral requires that Bottomline maintain a minimum tangible net worth of $275,000 and pay a fee or penalty of ..25% of 1% in the event that Bottomline fails to utilize at least 50% of the line during a month. Loans funded by this line must be paid off or purchased within 45 days of the funding date. The original Master Loan Warehousing Agreement was dated November 27th, 1998 and is up for renewal March 31st, 2003.

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



The balance of the warehouse facility as of March 31st, 2002 was $855,295 which matures on March 31st, 2003 and is secured by the notes and deeds of trust from the loans that are funded on the line of credit.

Product Research and Development

We do not plan to conduct any significant research or development activities in the coming twelve month period.

Expected Purchase or Sale of Plant and Equipment

We have no current plan to buy any specific additional plant or equipment. However, we are investigating the possibility of renting additional retail office space in several areas for potential additional call centers. We are using the services of a licensed real estate broker to suggest potential properties for us to lease. We have investigated a number of potential properties and are continuing to consider additional properties. However, our investigations to this point have been preliminary, and we have not identified any specific property for rent.

Expected Changes in Number of Employees

We expect to increase our commission only sales force of loan originators during calendar year 2002 from 12 to 20. We currently have existing facilities and support staff to accommodate this increase in sales staff without any significant increase in operational cost.

                             DESCRIPTION OF PROPERTY

Location and Description

Bottomline currently maintains its offices at 200 South Los Robles Avenue, Suite 230, Pasadena, California 91101. The building is owned by 200 South Los Robles-VEF V LLC, a non-related Limited Liability Company. Bottomline pays annual rent of $64,719 for the use of 2,722 square feet of office space at the Pasadena location.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Bottomline currently has no public trading market. In an effort to provide some liquidity for Bottomline's shareholders and create a public market for its securities, Bottomline intends to seek the assistance of a licensed broker/dealer to serve as a market maker to file a Form 15c2-11 and application to obtain a listing on the Over the Counter Bulletin Board (NASD:OTC) subsequent to this offering becoming effective. However, there is no guarantee that Bottomline will obtain a listing of the NASD:OTC or that a public market for the Company's securities will develop even if a listing on the NASD:OTC is obtained

Record Holders

As of September 20, 2001, there were approximately 80 shareholders of record holding a total of 16,039,000 shares of common stock. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Dividends

Bottomline has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on Bottomline's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit Bottomline's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

                             EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer or employee of Bottomline during the years 1999 through 2001. The following table and the accompanying notes also provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Richard Surber, our prior chief executive officer for those three years.

                           SUMMARY COMPENSATION TABLE

Annual Compensation                                                                                Long Term Compensation
                                                                                         Awards                            Payouts
                                                                Other          Restricted
                                                               Annual           Stock        Securities                   All Other
     Name and                                                Compensation       Award(s)     Underlying          LTIP   Compensation
    Principal                     Salary        Bonus                                         Options           payouts
                                                                                               SARs
     Position         Year          ($)          ($)             ($)              ($)           (#)             ($)        ($)
Buster                2001        $45,920         -               -                -             -                -         -
Williams              2000        38,540          -               -                -             -                -         -
CEO &                 1999        38,540          -               -                -             -                -         -
Director

Richard               2001           -            -               -                -             -                -         -
Surber                2000           -            -               -              $2,000          -                -         -
President &           1999           -            -               -                -             -                -         -
Director

Compensation of Directors

     Bottomline's directors are not currently compensated for their services as directors of the Company.

Changes in and Disagreements with Accountant on Accounting and Financial Disclosure

     On June 19, 2001, Bottomline Home Loan, Inc. terminated its relationship with Jones, Wright Simkins and Associates ("Jones"), the principal accountant previously engaged to audit Bottomline's financial statements. Effective June 14, 2001, Bottomline retained Mantyla McReynolds ("Mantyla") as the principal accountants to replace Jones. Bottomline's board of directors approved the change of accountants from Jones to Mantyla.

     The audit reports of Jones on Bottomline's financial statements for the fiscal year ending December 31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except such reports were modified to include an explanatory paragraph for a going concern uncertainty.

     On September 19, 2001 Mantyla  McReynolds of Salt Lake City,  the principal
accountant  engaged  to  audit  Bottomline's   financial  statements,   informed
Bottomline that it was resigning from that position effective immediately.

     The audit reports of Mantyla on the Bottomline's financial statements for the fiscal year ending June 30, 2001, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except such reports contained a going concern uncertainty paragraph.

     In connection with the audits of the fiscal year ending June 30, 2001, and up to September 19, 2001, the date of Mantyla's resignation, Bottomline had no disagreements with Mantyla on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused Mantyla to make reference in connection with their opinion to the subject matter of the disagreement. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(iv) of Regulation S-B).

     Effective October 11, 2001, the Bottomline retained Tanner & Co. ("Tanner") as the principal accountants to replace Mantyla. Bottomline's board of directors approved the change of accountants from Mantyla to Tanner.

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 2001

                       [WITH INDEPENDENT AUDITORS' REPORT]

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)

                                Table of Contents


                                                                            Page
Independent Auditors' Report . . . . . . . . . . . . . . . . . . ............F-3
Consolidated Balance Sheet - June 30, 2001 . . . . . . . . . . . ...     F-4 & 5
Consolidated Statements of Operations for the years ended
June 30, 2001 and 2000 . . . . . . . . . . . . . . . . . . . . . .. ..... .  F-6
Consolidated Statements of Stockholders' Equity for the years ended June 30, 2001 . . . . . . . . . . . . . . . . . . . . . . .  . ..... . F-7
Consolidated Statements of Cash Flows for the years ended
June 30, 2001 and 2000 . . . . . . . . . . . . . . . . . . . . . .. ..... .  F-8
Notes to Financial Statements . . . . . . . . . . . . . . . . . .  . ..   F-9-14

                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Bottomline Home Loan, Inc. (formerly known as CyberEnergy, Inc.)
Pasadena, California

We have audited the accompanying consolidated balance sheet of Bottomline Home Loan, Inc. (formerly known as CyberEnergy, Inc.), and consolidated subsidiary, as of June 30, 2001, and the related statements of stockholders' equity, operations, and cash flows for the years ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bottomline Home Loan, Inc. (formerly known as CyberEnergy, Inc.), and consolidated subsidiary, as of June 30, 2001, and the results of operations and cash flows for the years ended June 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's history of operating losses raises substantial doubt about its ability to continue as a going concern. Management's plans in those matters are described in note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                 ---------------------------------------
                                 Mantyla McReynolds
August 27, 2001
Salt Lake City, Utah

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)
                           Consolidated Balance Sheet
                                  June 30, 2001


                                                               June 30,
                                                                 2001
                                                           -----------------
ASSETS

   Current Assets
      Cash                                                 $          41,672
      Marketable securities - trading - Notes 1 & 4                  118,546
      Mortgage loans held for sale, net                            1,717,850
      Note receivable - current portion                                  210
          Total Current Assets                                     1,878,278

   Fixed Assets
      Furniture and equipment - Note 1                                80,252
      Accumulated depreciation                                      (41,261)
          Net Fixed Assets                                            38,991

   Other Assets
      Note receivable net of current portion                          19,923
      Note receivable - related party - Note 2                        86,017
      Other investments                                               12,500
      Deposits                                                         5,172
          Total Other Assets                                         123,612

TOTAL ASSETS                                               $       2,040,881
                                                           =================

                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)
                           Consolidated Balance Sheet
                                   (continued)
                                  June 30, 2001


                                                                    June 30,
                                                                      2001
                                                                 -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

   Current Liabilities
      Accounts payable and accrued expenses                      $      99,550
      Warehouse line of credit - Note 5                              1,651,944
      Income tax payable - Notes 1 & 3                                     800
      Notes payable - current portion - Note 6                          22,877
          Total Current Liabilities                                  1,775,171

   Long-Term Liabilities
      Notes payable - net of current portion - Note 6                   14,092
          Total Long-Term Liabilities                                   14,092
                                                                 -------------

TOTAL LIABILITIES                                                    1,789,263

MINORITY INTEREST                                                       57,451

STOCKHOLDERS' EQUITY
      Preferred stock - 5,000,000 shares authorized at
      $0.001 par, none issued and outstanding 0 Common
      stock - 100,000,000 shares authorized at $0.001
      par;
           16,039,000 shares issued and outstanding - Note 7            16,039
      Paid in capital                                                  704,559
      Retained earnings (deficit)                                    (526,431)
TOTAL STOCKHOLDERS' EQUITY                                             194,167
                                                                 -------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                             $   2,040,881
                                                                 =============
                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)
                      Consolidated Statements of Operations
                   for the years ended June 30, 2001 and 2000


                                                                     Year ended      Year ended
                                                                      June 30,       June 30,
                                                                        2001           2000
                                                                  --------------- -------------
Revenues                                                          $     1,330,275 $   1,743,756

Expenses
   Salaries and direct loan costs                                         789,175     1,401,800
   Office and administration costs                                        403,117       334,664
   Rent expenses                                                           76,861        75,360
   Advertising                                                             21,323        38,142
   Interest                                                               104,673        44,594
   Insurance                                                               16,859        14,891
   Professional fees                                                      125,972         4,641
   Depreciation                                                            10,972        14,834
      Total expenses                                                    1,548,952     1,928,926
          Net income (loss) from operations                             (218,677)     (185,170)

Other income (expense)
   Interest income                                                          8,091         6,886
   Dividend income                                                             59             0
   Gain (loss) on asset disposal                                          (5,021)             0
   Gain (loss) on sale of securities                                     (64,588)        33,785
   Unrealized gain (loss) on securities Notes 1 & 4                      (51,101)       (1,974)
                                                                  --------------- -------------
          Total other income (expense)                                  (112,560)        38,697
                                                                  --------------- -------------
Income (loss) before minority interest and tax provision                (331,237)     (146,473)
Minority share of (income) loss                                            79,596        35,304
Provision for income taxes - Notes 1 & 3                                    (800)         (800)
                                                                  --------------- -------------
Net income (loss)                                                 $     (252,441)$    (111,969)
                                                                  =============== =============

Net income (loss) per common share                                $        (0.03) $      (0.05)
                                                                  =============== =============
Weighted average shares outstanding                                     9,373,000     2,281,000
                                                                  =============== =============

                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)
                       Statements of Stockholders' Equity
                        for the years ended June 30, 2001




                                        Number of    Number of                             Additional Retained    Total
                                        Preferred     Common        Preferred    Common      Paid-in   Earnings   Stockholders'
                                        Shares       Shares           Stock       Stock      Capital  (Deficit)   Equity
                                       --------- ---------------  -----------  ----------  ---------- --------- -----------
Inception, December 15, 1999                   0       1,000,000  $         0  $   1,000   $       0  $       0 $    1,000
Stock split 2:1                                        1,000,000                    1,000     (1,000)                     0
Issued common shares for services                      2,006,000                    2,006      18,054                20,060
Issued common shares for cash                          1,536,000                    1,536      13,824                15,360
Net income (loss) through Dec. 1999                                                                    (21,898)    (21,898)
Net income (loss) for year 2000                                                                         (5,199)     (5,199)
Balance, December 31, 2000                     0       5,542,000            0       5,542      30,878  (27,097)       9,323
Canceled shares                                          (3,000)                      (3)           3                     0
Repurchase common shares for cash                    (1,000,000)                  (1,000)     (5,000)               (6,000)
Issued common shares for cash                          1,000,000                    1,000      24,000                25,000
Net income (loss) for period                                                                           (28,865)    (28,865)
Recapitalization of subsidiary                        10,000,000                   10,000     642,678  470,469)     182,209
Issued common shares for asset                           500,000                      500      12,000                12,500
Balance, June 30, 2001                         0      16,039,000  $         0  $  16,039   $ 704,559  $526,431) $  194,167
                                       ========= ===============  ===========  ==========  ========== ========= ===========





                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                      (formerly known as CYBERENERGY, INC.)
                      Consolidated Statements of Cash Flows
                   for the years ended June 30, 2001 and 2000


                                                                          Year ended  Year ended
                                                                           June 30,    June 30,
Cash Flows from Operating Activities:                                       2001        2000
                                                                        ----------- -----------
Net Income (loss)                                                       $ (332,037) $ (147,273)
Adjustments to reconcile net income to net cash provided by
operating activities:
    Depreciation                                                             10,972      14,834
    Loss on disposal of assets                                                5,021
    Unrealized loss on trading securities                                    51,101       1,974
    Common stock issued for services                                         83,333
    Decrease (increase) in advance to agents                                 20,275       4,325
    Decrease (increase) in mortgage loans held for sale                   (800,271)     107,575
    Increase (decrease) in accrued expenses                                  81,379      15,991
    Increase (decrease) in warehouse line payable                           815,214   (133,127)
       Net Cash Provided by/(Used for) in Operating  Activities            (65,013)   (135,701)

Cash Flows from Investing Activities:
   Decrease (increase) in notes receivable                                 (25,446)    (80,704)
   Decrease (increase) in deposits                                                       15,000
   Net change in marketable securities                                    (154,383)       4,413
       Net Cash Provided by/(Used for) Investing Activities               (179,829)    (61,291)

Cash Flows from Financing Activities:
------------------------------------
    Issued stock for cash                                                   291,000      25,000
    Cash acquired in reverse acquisition                                      1,488
    Redeemed stock for cash                                                            (75,000)
    Dividends on preferred stock                                                       (26,960)
    Increase (decrease) in long term debt                                  (28,466)      38,418
              Net Cash Provided by/(Used for) Financing Activities          264,022    (38,542)

                    Net Increase(decrease) in Cash                           19,180   (235,534)

Beginning Cash Balance                                                       22,492     258,026
                                                                        ----------- -----------

Ending Cash Balance                                                     $    41,672 $    22,492
                                                                        =========== ===========

Supplemental Disclosure Information:
  Cash paid during the year for interest                                $   104,673 $    44,594
  Cash paid during the year for income taxes                            $       800 $       800

                 See accompanying notes to financial statements

NOTE 1            Summary of Significant Accounting Policies

         Nature of Operations

          The Company incorporated under the laws of the State of Nevada on February 15, 1996 as CyberEnergy, Inc. The name of the company was changed to Bottomline Home Loan, Inc. on May 4, 2001. The Company was a development stage company until June 27, 2001, when it acquired 76% of the outstanding common stock of Bottomline Mortgage, Inc. The transaction was accounted for as a reverse acquisition using the purchase method of accounting. The Company assists individuals, brokers and others in obtaining long term trust deed (mortgage)
          financing. The Company processes loan applications, effects loan underwriting and receives purchase commitments from investor groups for mortgage backed loans prior to funding the loans, primarily at its corporate office in Pasadena, California. Loan applications are also solicited and received at office locations in Salt Lake City, Utah;
          Phoenix, Arizona; and San Marcos, Texas. The Company is a non-supervised mortgagee, as defined by the U.S. Department of Housing and Urban Development (HUD), and is therefore required to conform to certain net worth, liquid assets and other conditions and requirements and to follow certain specific regulations issued from time to time by HUD.

         Accounting Method

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States, applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

         Principles of Consolidation

          The accompanying consolidated balance sheet includes the accounts of Bottomline Home Loan, Inc. (formerly known as CyberEnergy, Inc.) and its 76% subsidiary, Bottomline Mortgage, Inc. Minority interest represents minority shareholders' proportionate share of the equity in Bottomline Mortgage, Inc. All significant intercompany balances and transactions are eliminated.

         Statement of Cash Flows

          Cash is comprised of cash on hand or on deposit in banks. The Company had $41,672 at June 30, 2001. The Company's non cash financing activities consisted of 500,000 common shares issued for restricted stock valued at $12,500 and 10,000,000 common shares issued for 76% of the outstanding shares of SUB valued at $182,209 during the six months ended June 30, 2001. SUB's non cash financing activities prior to acquisition consisted of 250,000 and 3,400,000 common shares issued for services and debt valued at $83,333 and $59,900 during the years ended June 30, 2001 and 2000. At times during the year the Company maintains more than $100,000 in one bank. Cash is only insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Funds in excess of $100,000 are not insured by the FDIC or any other Federal agency. As of the balance sheet date the company had less than $100,000 in any one bank.

NOTE 1            Summary of Significant Accounting Policies (continued)

         Deferred Income Taxes

          The Company complies with Statement of Financial  Accounting  Standard
          (SFAS) No. 109, "Accounting For Income Taxes," which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. See Note 3 below.

         Net Income Per Common Share

          Net income per common share is based on the weighted average number of shares outstanding during the period. Weighted average number of shares outstanding during the period was calculated as the number of common shares of parent received in exchange for the then outstanding common shares of SUB.

         Depreciation

          The Company's furniture and equipment is depreciated using primarily the straight-line method over useful lives of five to seven years. Depreciation for financial reporting purposes amounted to $10,972 and $14,834 for the years ended June 30, 2001 and 2000.

         Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1            Summary of Significant Accounting Policies (continued)

         Mortgage Fee Income

          The Company recognizes revenue from the sale of mortgage loans, the sale of servicing rights of such loans, commitment fees and loan origination fees.

          In accordance with Statement of Financial Accounting Standards (SFAS) No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," gains resulting from sales of mortgage loans are recognized as of the date the loans are sold to permanent investors if the following conditions are met: (i) the mortgage loan is beyond the reach of the Company and its creditors,
          (ii) the investor (transferee) has been given the right to pledge or exchange the mortgage loan, and (iii) the company maintains no effective control over the mortgage loan. The Company does not carry any mortgage loans for investment purposes. A firm commitment is obtained from the investor on a loan-by-loan basis before closing a loan. Immediately after closing, the loan documents are sent to the investor endorsed in blank, thus meaning title and effective control have transferred to the investor. At such time, revenue, calculated as the amount due from the investor in excess of the loan funded by the Company, is recorded.

          In connection with the sale of mortgage loans, the Company also sells the servicing rights to such loans. The Company recognizes revenue from the sale of such servicing rights when an agreement with the purchaser of such servicing rights exists, ownership to such servicing rights has been transferred to the purchaser, the selling price of such servicing rights is fixed or determinable, and collectibility is reasonably assured. The Company's contracts with investors or servicers that purchase these rights require certain warrants and representations by the Company which guarantee the mortgages will be service for a minimum of 3-12 months after they are purchased. Should for any reason the loan be paid off or prepaid during the first year, the servicer may request the return of all or a pro-rated portion of the service release premium paid to the Company. The Company's accounting policy is to provide a reserve for the amount of fees that are estimated to be refunded to the servicers, however to date such estimates are minor. During the years ended June 30, 2001 and 2000, the Company did not refund any service release premiums to a servicer.

          Commitment fees received, are non-refundable fees that arise from agreements with borrowers that obligate the Company to make a loan or satisfy an obligation under a specified condition, are initially deferred and recognized as revenue as loans are delivered to investors, or when it is evident that the commitment will not be utilized.

          Loan origination fees received and direct costs of originating loans are deferred and recognized as income or expense when the loans are sold to investors.

         Accounting for Impaired Loans

          The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards (SFAS) No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118. These standards require that all creditors value loans at the loan's fair market value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Because the Company does not service any loans at this time and has purchase commitments from investors prior to the closing of all loans, the Company believes that no impairment exists on the mortgage loans held for sale as of June 30, 2001.

NOTE 1            Summary of Significant Accounting Policies (continued)

         Marketable Securities

          The Company has classified its marketable securities as "trading" securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115. Trading securities are stated at fair value, with unrealized gains and losses reported as a separate portion of other income (expense) in the statements of operations. Marketable securities - trading at June 30, 2001 were valued at $118,546. Valuation of other security investments is based on acquisition costs. Markdowns are made to reflect significant and permanent impairment in value. Gains and losses on sales of securities are determined using the average cost method.

         Fiscal Year

          The Company recently adopted June 30 as its fiscal year end. Previous financial statements of the Company have been issued based on a December 31 fiscal year end.

         Web Site Development Costs

          The Company accounts for web site development costs in accordance with Emerging Issues Task Force (EITF) No. 00-2. Accordingly, all costs incurred in the planning stage are expensed as incurred, costs incurred in the web site application and infrastructure development stage are accounted for in accordance with Statement of Position (SOP) 98-1 which requires the capitalization of certain costs that meet specific criteria, and costs incurred in the day to day operation of the web site are expensed as incurred.

NOTE 2            Related Party Transactions

          In August 1999, the Company advanced $75,900 to an officer/director in exchange for a note secured by a third deed of trust on his personal residence. The note bears interest at 7% and requires no monthly payments. Principal and interest are due on July 4, 2009. Interest accrued on the note but not paid totals $5,313 and $4,804 for the years ended June 30, 2001 and 2000.

          During the year ended June 30, 2001 officers of the Company personally paid operating expenses of the Company for which they were not reimbursed. The officers have agreed not to seek reimbursement from the Company. $41,858 in expenses paid by the officers has been treated as additional paid in capital prior to the acquisition date.

NOTE 3            Accounting for Income Taxes

          The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company has net operating loss carryforwards of $520,000 and $190,000 at June 30, 2001 and 2000 that will begin to expire in 2019. No deferred tax benefit has been recorded because management has determined that it is not likely that the benefit of the carryforward will be realized. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance in the same amount. The table below reflects changes in the valuation allowance for the year ended June 30, 2001. Income taxes payable of $800 at June 30, 2001 and 2000 represent minimum taxes payable to the State of California. Income taxes payable of $800 at June 30, 2001 represent minimum taxes payable by SUB to the State of California. The Company and SUB are not consolidated for income tax purposes.


                  Change in valuation allowance            Valuation
                                                           Allowance
---------------------------------------------------  ----------------------
6-30-2000 NOL $190,000 @ 34%                         $               64,600
Operating loss of $330,000 for year @ 34%                           112,200
6-30-2001 NOL $520,000 @ 34%                         $              176,800
                                                     ======================

NOTE 4            Marketable Securities

          Marketable securities are equity securities held in a single brokerage account and are shown at fair value at the balance sheet date. Net unrealized holding losses of $51,101 and $1,974 have been recorded for the years ended June 30, 2001 and 2000.

NOTE 5            Warehouse Line of Credit

          The Company has a $2,000,000 line of credit that bears interest at 1% above the bank's reference rate. The line is used exclusively to fund pre-sold and pre-approved mortgage loans. The line is paid down when loans are sold to investor groups, and each funding must be repaid within 60 days. The line is secured by the Company's loans receivable. At June 30, 2001 the warehouse line of credit amounted to $1,651,944 at an interest rate of 7.75%.

NOTE 6            Debt

         The Company has the following long term debts:

          Bank loan in the amount of $29,465 bearing interest of 14.5%, monthly payments of $1,281 plus interest, maturity of May 2003, unsecured.

          Capital lease obligation in the amount of $7,504 with imputed interest of $21%, monthly payments of $1,135, maturity of February 2002, secured by furniture and equipment.

         Maturities of long term debt are as follows:

Year ended June 30                                                      Amount
--------------------------------  --------------------------------------------
2002                                                                    22,877
2003                                                                    14,092
2004                                                                         0

NOTE 7            Equity Transactions

          During the six month period ended June 30, 2001 the Company repurchased 1,000,000 common shares for $6,000 cash and issued 1,000,000 common shares for $25,000 cash. On June 27, 2001 the Company issued 10,000,000 common shares to acquire 76% of the outstanding stock of Bottomline Mortgage, Inc. The transaction was accounted for as a reverse acquisition using the purchase method of accounting. As such, all the assets and liabilities acquired were recorded at historical cost, which did not materially differ from fair value on the date of the acquisition.

          On June 28, 2001 the Company issued 500,000 common shares in exchange for 50,000 restricted shares of Torchmail Communications (TOCH), valued at $12,500.

NOTE 8            Contingencies

          On May 1, 2001 a minority shareholder filed suit against the Company alleging failure to repay a claimed loan of $180,000. Plaintiff seeks to recover general and special damages in an unspecified amount together with punitive damages and court costs. Discovery and trial preparation has not yet begun, no trial date has been set, nor has the Company filed an answer in the case. Management disputes the claims made and plans to vigorously contest the matter. Based solely on the allegations of the plaintiff, an adverse judgment could result in a loss in the range of $300,000. No opinion can reasonably be given as to the outcome of the suit and no loss or liability has been accrued in the financial statements. It is reasonably possible that this estimate could change within the next year, which change would have a material effect on the financial statements.

         Sales of Loans with Recourse

          The Company has agreements with investors that purchase mortgage notes from the Company. These agreements contain certain recourse provisions. The Company is required to repurchase loans in the event of the following circumstances:

                  o Failure to deliver original documents specified by the
                    investor
                  o The existence of fraud in the origination of the loan
                  o The borrower becomes delinquent during the first month
                    after the loan is sold

          The Company incurred loan repurchase expenses of $46,967 and $98,750 during the years ended June 30, 2001 and 2000 respectively. No provision has been included in the financial statements for future loan repurchases.

NOTE 9            Going Concern

          The Company has suffered operating losses in recent years and its adjusted net worth has fallen below the $250,000 required to continue as a non-supervised mortgagee under HUD guidelines. These facts lend substantial doubt about the Company's ability to continue as a going concern. Managements plans include expanding its market area to increase revenues and obtaining additional equity financing. If management is unsuccessful in these plans the Company may have to significantly change the type of business it does or cease operations. The financial statements contain no adjustments that might result from the outcome of this uncertainty.

NOTE 10           Concentrations

          The Company is involved in the real estate loan market. Fluctuations in interest rates or other market conditions within the real estate loan market may have a significant effect on the volume of business and profitability of the Company.

                           BOTTOMLINE HOME LOAN, INC.

                              FINANCIAL STATEMENTS

                                 MARCH 31, 2002

                          INDEX TO FINANCIAL STATEMENTS



Unaudited Balance Sheet as of March 31, 2002................................F-17

Unaudited Statement of Operations for the three and nine months ended
March 31, 2002 and 2001.....................................................F-19

Unaudited Statement of Cash Flows for the nine months ended
March 31, 2002 and 2001.....................................................F-20

Notes to Condensed Financial Statements.....................................F-21

                           BOTTOMLINE HOME LOAN, INC.
                      Unaudited Consolidated Balance Sheet
                                 March 31, 2002




ASSETS

   Current Assets

      Cash                                                           $ 309,496
      Marketable securities - trading                                    3,122
      Accounts receivable                                               31,796
      Receivables from loan sales                                      938,157
                                                                     ---------
          Total Current Assets                                       1,282,571


   Long-term Assets
      Furniture and equipment, net                                      34,595
      Note receivable net of current portion                           285,330
      Deposits                                                           5,672
                                                                    ----------
TOTAL ASSETS                                                        $1,608,168
                                                                    ==========


                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                Unaudited Consolidated Balance Sheet (continued)
                                 March 31, 2002


LIABILITIES AND STOCKHOLDERS' EQUITY

    Current Liabilities
         Accounts payable and accrued expenses                      $    78,729
         Payable to related party                                         8,154
         Warehouse line of credit                                       855,295
         Notes payable - current portion                                 18,747
                                                                    -----------
                 Total Current Liabilities                              882,196
                                                                    -----------
    Long-Term Liabilities
         Notes payable - net of current portion                         285,799
                                                                    -----------
TOTAL LIABILITIES                                                     1,167,995
                                                                    -----------

MINORITY INTEREST                                                        92,594

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred stock - 5,000,000 shares authorized at $0.001 par,
     none issued and outstanding                                              0
    Common stock - 100,000,000 shares authorized at $0.001 par;
         16,039,000 shares issued and outstanding                        16,039
    Paid in capital                                                     716,383
    Retained earnings (deficit)                                       (463,572)
                                                                    -----------
TOTAL STOCKHOLDERS' EQUITY                                              268,850
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 1,608,168
                                                                    ===========



                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                      Unaudited consolidated Statements of
                 Operations for the three months and nine months
                          ended March 31, 2002 and 2001


                                                        Three months ended         Nine months ended
                                                             March 31,                March 31,
                                                        2002       2001         2002            2001
                                                  -----------  ----------  -----------   -------------

Revenues                                          $   889,181  $  305,831  $ 2,033,024   $   1,018,141
Operating Expenses
   Salaries and direct loan costs                     506,576     180,440     1,053,763        594,329
   General and administrative costs                   314,649     106,289       801,414        430,377
      Total operating expenses                        821,225     286,729     1,855,177      1,024,706
                                                  -----------  ----------  ------------  -------------
          Net income (loss) from operations            67,956      19,102       177,847        (6,565)
Other income (expense)
   Interest income                                          -           -         3,094              -
   Interest expense                                  (28,378)    (27,116)      (83,826)       (58,460)
   Unrealized gain (loss) on securities                     -           -       (7,290)              -
                                                  -----------  ----------  ------------  -------------
          Total other income (expense)               (28,378)    (27,116)      (88,022)       (58,460)
                                                  -----------  ----------  ------------  -------------
Income (loss) before minority interest and
     tax provision                                     39,578     (8,014)        89,825       (65,025)
Minority share of (income) loss                       (9,895)           -      (26,966)              -
Provision for income taxes                                  -           -             -              -
                                                  -----------  ----------  ------------  -------------
Net income (loss)                                 $    29,683  $  (8,014)  $     62,859  $    (65,025)
                                                  ===========  ==========  ============  =============

Net income (loss) per common share                $       0.0  $      0.0  $       0.00  $        0.00
basic and diluted
                                                  ===========  =========== ============  =============
Weighted average shares outstanding                16,039,000               16,039,000
basic and diluted

                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                 Unaudited consolidated Statements of Cash Flows
                for the nine months ended March 31, 2002 and 2001


                                                                        Nine months    Nine months
                                                                           ended        ended
                                                                         March 31,     March 31,
                                                                           2002         2001
                                                                        -----------  ------------
Cash Flows from Operating Activities:
Net Income (loss)                                                       $    62,859  $   (60,025)
Adjustments to reconcile net income (loss) to net cash used for operating activities:
     Depreciation and amortization                                            8,229         9,619
     Loss on sale of securities                                               7,290             -
     Loss on disposal of property                                                 -        15,612
     Decrease (increase) in advances receivable                            (31,796)      (89,108)
     Decrease (increase) in receivables from sale of loans                  779,693     (195,721)
     Increase - deposits                                                      (500)             -
     Increase (decrease) in accrued expenses                                 29,725       (7,872)
     Increase in related party payable                                        8,154             -
     Increase (decrease) in minority interest                                26,967             -
     Increase (decrease) in warehouse line payable                        (796,649)       246,810
                                                                        -----------  ------------
         Net Cash Provided by/(Used in) Operating  Activities                93,972      (85,685)

Cash Flows from Investing Activities:
     Decrease (increase) in notes receivable                              (179,180)         4,804
     Decrease (increase) in other investments                                12,500             -
     Net decrease (increase) in marketable securities                        56,788     (200,551)
     Purchase of property and equipment                                     (3,833)             -
                                                                        -----------  ------------
         Net Cash Provided by/(Used in) Investing Activities              (113,725)     (195,747)

Cash Flows from Financing Activities:
     Proceeds from long term debt                                           277,764             -
     Principal payments on long term debt                                  (10,187)      (27,004)
     Issuance of common stock for cash                                            -       291,000
     Issuance of subsidiary stock for cash                                   20,000             -
     Receipt of dividends                                                         -        26,960
                                                                        -----------  ------------
         Net Cash Provided by/(Used in) Financing Activities                287,577       290,956

Net Increase(decrease) in Cash                                              267,824         9,524

Beginning Cash Balance                                                       41,672        26,932

Ending Cash Balance                                                     $   309,496  $     36,456

                 See accompanying notes to financial statements

                           BOTTOMLINE HOME LOAN, INC.
                   Notes to the Unaudited Financial Statements
                   For the Nine Months ended March 31, 2002

 NOTE 1         Summary of Significant Accounting Policies

         Nature of Operations

          The Company incorporated under the laws of the State of Nevada on February 15, 1996 as CyberEnergy, Inc. The name of the Company was changed to Bottomline Home Loan, Inc. on May 4, 2001. The Company was a development stage company until June 26, 2001, when it acquired 76% of the outstanding common stock of Bottomline Mortgage, Inc. The transaction was accounted for as a reverse acquisition using the purchase method of accounting. The Company's ownership percentage of Bottomline Mortgage was subsequently reduced to 75% due to the sale of Bottomline Mortgage common stock. The Company assists individuals, brokers and others in obtaining long term trust deed (mortgage)
          financing. The Company processes loan applications, effects loan underwriting and receives purchase commitments from investor groups for mortgage backed loans prior to funding the loans, primarily at its corporate office in Pasadena, California. Loan applications are also solicited and received at office locations in Salt Lake City, Utah and San Marcos, Texas. The Company is a Loan Correspondent, non-supervised, as defined by the U.S. Department of Housing and Urban Development (HUD), and is therefore required to conform to certain net worth, liquid assets and other conditions and requirements and to follow certain specific regulations issued from time to time by HUD.

         Accounting Method

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States, applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business.

         Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of Bottomline Home Loan, Inc. (formerly known as CyberEnergy, Inc.) and its 75% subsidiary, Bottomline Mortgage, Inc. Minority interest represents minority shareholders' proportionate share of the equity in Bottomline Mortgage, Inc. All significant intercompany balances and transactions are eliminated.

         Net Income Per Common Share

          Net income per common share is based on the weighted average number of shares outstanding during the period. Weighted average number of shares outstanding during the period was calculated as the number of common shares of parent stock received in exchange for the then outstanding common shares of Bottomline Mortgage, Inc.

         Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect

                           BOTTOMLINE HOME LOAN, INC.
                        Notes to the Financial Statements
                    For the Nine Months ended March 31, 2002

          the  reported  amounts of assets and  liabilities  and  disclosure  of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year

          The Company in 2001 adopted June 30 as its fiscal year end. Previous financial statements of the Company have been issued based on a December 31 fiscal year end.

          Note 2  Unaudited Consolidated Financial Statements

          The unaudited consolidated financial statements include the accounts of the Company and include all adjustments (consisting of normal recurring items), which are, in the opinion of management, necessary to present fairly the financial position as of March 31, 2002 and the results of operations and cash flows for the three months and nine months ended March 31, 2002. The results of operations for the three months and nine months ended March 31, 2002, are not necessarily indicative of the results to be expected for the entire year.

Note 3                Basis of Presentation

          The accompanying unaudited condensed financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by accounting principles generally accepted in the United States of America and should, therefore, be read in conjunction with the Company's Form 10-KSB, filed with the Securities and Exchange Commission. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations results are not necessarily indicative of the results for the full year ended June 30, 2002.

         Outside back cover of prospectus.

          No dealer, salesman or other person has been authorized to give any information or to make any representations not contained in this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by Bottomline. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of Bottomline since the date hereof.

          Until 40 days after the first date upon which the security was bona fide offered to the public by the issuer or by or through an underwriter (Item 503(e)) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

         PART II --        INFORMATION NOT REQUIRED IN PROSPECTUS

         INDEMNIFICATION OF DIRECTORS AND OFFICERS

          According to Article Ten of Bottomline's Articles of Incorporation and
          Section 6.09 of Bottomline's Bylaws, Bottomline is authorized and required to indemnify its officers and directors to the full extent allowed by the laws of the State of Nevada.

          Sections of the Nevada Corporation Act provide for indemnification of Bottomline's officers and directors, and limits on that indemnification, in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with Bottomline.

          To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses of this offering, all of which will be paid by the Company:

                   SEC Registration Fee..................................$2.28
                   Accounting Fees and Expenses...................... 3,100.00
                   Legal Fees and Expenses...........................15,000.00
                   Printing and Engraving Expenses......................100.00
                   Transfer Agent and Registrar Fees and Expenses.....4,000.00
                   Miscellaneous......................................2,797.72

                   ..........................................Total   $25,000.00


         RECENT SALES OF UNREGISTERED SECURITIES

          Each of the following transaction were carried out pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

          On or about April 25, 2001, and prior to his appointment as an officer of Bottomline, Buster Williams, Jr. entered into a stock purchase agreement with Bottomline whereby he contracted to purchase 1,000,000 shares of our restricted common stock for the cash price of $25,000. Each share was valued at $0.025 for purposes of this transaction. This purchase was approved by the Bottomline's Board of Directors and this number of shares were issued to Mr. Williams and full payment for the shares was received.

          On June 26 , 2001, Bottomline signed a stock acquisition agreement with Buster Williams, Jr., David Williams, Mei Chen, Caitlin Rabanera, Matt Morris, Sandra Jorgensen and Athena V. Killeen, for the purchase of 4,085,000 shares of Bottomline Mortgage, Inc. a California corporation. In exchange for the transfer of these shares and a controlling interest in this business and its operations Bottomline agreed to issue to the named transferring shareholders 10,000,000 shares of its common stock. This transfer and sale represented in excess of 70% of the issued and outstanding shares of the common stock of Bottomline as of the closing of this transaction.

          The resulting net value of this transaction is estimated to be $136,000.

          In a signed stock exchange agreement Bottomline agreed that in exchange for 50,000 shares of the common stock of Torchmail Communications, Inc. it would issue 500,000 restricted shares of its common stock, this transaction was approved by Bottomline's board of directors on June 28, 2001 and concluded shortly thereafter by issuing the 500,000 restricted shares of Bottomline's common stock to Torchmail and receiving in return 50,000 restricted shares of Torchmail Communications, Inc. common stock. The value of the shares exchanged have been valued during the Company's audit at $12,500.

          On December 16, 1999, the board of directors of Bottomline authorized the issuance of 2,000,000 shares of our common stock to Richard D. Surber for services he had provided to Bottomline and valued the issuance of those shares at a total of $2,000 or $0.001 per share. The board of directors acted in reliance on Rule 701 of the Securities Act of 1933 in directing the issuance of the shares to an eligible individual and pursuant to The 1999 Benefit Plan of Cyberenergy, Inc. (now known as Bottomline).

         EXHIBITS

         Exhibit
         Number           Page     Description

         3(i)             *        Articles of Incorporation for Cyberenergy,
                                   Inc., filed February 15, 1996.

         3(ii)            *        Amendment to the Articles of Incorporation of
                                   Cyberenergy, Inc., filed with the State of Nevada on December 15, 1999.

         3(ii)            *        Amendment to the Articles of Incorporation of
                                   Cyberenergy, Inc., filed with the State of Nevada on July 20, 2001, to change the corporation's name to Bottomline Home Loan, Inc. and increase the number of authorized shares of common stock to 500,000,000

         3(iii)           *        Bylaws of, adopted on December 31, 1999.

         4                *        Employee Benefit Plan adopted on December 14,
                                   1999.

         5(i)             44       Legal Opinion and Consent of Counsel.

         10(i)(a)         *        Stock Purchase Agreement between Bottomline
                                   and Buster Williams, Jr., dated April 25,
                                   2001 for the purchase of 1,000,000 shares of common stock for the cash price of $25,000.

         10(i)(b)         *        Stock Acquisition Agreement between
                                   Bottomline and Buster Williams, Jr., David
                                   Williams, Mei Chen, Caitlin Rabanera, Matt
                                   Morris, Sandra Jorgensen and Athena V.
                                   Killeen for the acquisition of 4,085,000 shares of Bottomline Mortgage, Inc. in exchange for 10,000,000 shares of the corporation's common stock.

         10(i)(c)         *        Stock Exchange Agreement between Bottomline
                                   and Torchmail Communications, Inc. whereby
                                   Bottomline exchanged 500,000 restricted
                                   shares of its common stock for 50,000
                                   restricted shares of Torchmail
                                   Communications, Inc.'s restricted common stock.

         10(i)(d)         *        Lease Agreement, dated February 19, 1999,
                                   between Bottomline Mortgage, Inc. and 200
                                   South Los Robles-VEF V LLC, a Limited
                                   Liability Company

         23               47       Consent of Independent Certified Public
                                   Accountant.



         o        Incorporated by reference from prior filings.

         UNDERTAKINGS

          A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

               In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          B.   The Company will:

          (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this registration statement at the time the Commission declared it effective.

          (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that Offering of the securities at that time as the initial bona fide Offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on July 31, 2002.

         Bottomline Home Loan, Inc.


              /s/ Buster Williams, Jr.
         ----------------------------------
         By Buster Williams, Jr., President


     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


    /s/ Buster Williams, Jr.      President & Director,        July 31, 2002
 -------------------------
      Buster Williams, Jr.


  /s/ David Williams              Director                     July 31, 2002
 -------------------
      David Williams

















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         Exhibit 5(i)

                         MICHAEL GOLIGHTLY

                        268 West 400 South
                             Suite 300         Telephone: (801) 575-8073 ext 152
Attorney at Law        Salt Lake City, Utah 84101      Facsimile: (801) 521-2081
 Admitted in Texas and Utah



         Securities and Exchange Commission
         450 Fifth Avenue N.W.
         Washington, D. C. 20549

                  RE: Bottomline Home Loan, Inc. Form SB-2

         Gentlemen:

          Please be advised that I have reached the following conclusions regarding the above offering:

          1. Bottomline Home Loan, Inc. (the "Company") is a duly and legally organized and existing Nevada state corporation, with its registered office in Carson City, Nevada and its principal place of business located in Pasadena, California. The Articles of Incorporation and corporate registration fees were submitted to the Nevada Secretary's of State Office and filed on February 15, 1996. The Company's existence and form is valid and legal pursuant to the representation above.

          2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of Common Stock at this time. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The Common Stock previously issued by the Company to Axia Group, Inc. is in legal form and in compliance with the laws of the State of Nevada, and when such stock was issued to Axia Group, Inc. it was fully paid for and non-assessable. The common stock to be registered under the above-referenced Form SB-2 Registration Statement is likewise in legal form and in compliance with the laws of the State of Nevada.

          3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

          4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

          5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

          6.  By  director's   resolution,   the  Company  has   authorized  the
     registration of up to 800,000 shares of Common Stock registered pursuant to the above-referenced Registration Statement.

          The Company's Articles of Incorporation presently provide the authority to the Company to issue 500,000,000 shares of Common Stock, $0.001 par value. The Company currently has issued and outstanding Sixteen Million Thirty Nine Thousand (16,039,000) shares of common stock. Therefore, a Board of Directors' Resolution which authorized the registration of up to 800,000 shares of issued and outstanding Common Stock would be within the authority of the Company's directors and would result in the legal registration of said shares.

     In rendering the opinions set forth herein, I have examined and relied upon the originals, copies or specimens, certified or otherwise identified to my satisfaction, of the documents mentioned herein and such certificates, corporate and public records, agreements and instruments and other documents as I have deemed appropriate as a basis for the opinions expressed herein. In such examinations I have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to me as originals, the conformity to original documents submitted to me as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to me as copies of specimens, and the accuracy of the matters set forth in the documents, agreements and instruments I reviewed. I have also assumed that all documents, agreements and instruments examined by me in the form of drafts will, when executed by the requisite signatories thereto, conform in substance and form in all material respects to the drafts that I have examined. As to any facts material to such opinions that were not known to me, I have relied upon statements and representations of officers and other representatives of the Company. Except as expressly set forth herein, I have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to my opinions, and no inference as to my knowledge concerning such facts should be drawn from my reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

     I hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to myself without admitting that I am an "expert" within the meaning of the Securities Act or the rule and regulations of the Commission issued thereunder with respect to any part of the Registration Statement, including this letter.

     I further consent to the use of this letter as an exhibit to applications to the securities commissioners of various states of the United States for registration or qualifications of the shares under the securities laws of such states.

         Yours truly,


         /s/ Michael Golightly
         ---------------------
         Attorney at Law

                            MICHAEL GOLIGHTLY

                           268 West 400 South
                              Suite 300        Telephone: (801) 575-8073 ext 152
Attorney at Law         Salt Lake City, Utah 84101     Facsimile: (801) 521-2081
  Admitted in Texas and Utah



                                     CONSENT



          I HEREBY CONSENT to the inclusion of my name in connection with the Form SB-2 Registration Statement filed with the Securities and Exchange Commission as attorney for the registrant, Bottomline Home Loan, Inc. and to the reference to myself under the sub-caption "Legal Matters."

                  DATED this 22th day of July, 2002.

         Yours truly,


         /s/ Michael Golightly
        ----------------------

         Exhibit 23

         [MANTYLA MCREYNOLDS,
         5872 SOUTH 900 EAST, SUITE 250
         SALT LAKE CITY, UTAH 84121]

         July 29, 2002


         Bottomline Home Loan, Inc.
         200 South Los Robles Ave. Suite 230
         Pasadena, California 91101

         Ladies and Gentlemen:

         This letter shall serve as formal notice that we have received your Form SB-2/A-2, to be filed with the Securities and Exchange Commission. Upon review of the filing information as it relates to our audit of the financial statements as of June 30, 2001, under our report dated August 27, 2001, we consent to the incorporation of our report in such filing.

          Very truly yours,

         /s/  Mantyla McReynolds
         -----------------------
         Mantyla McReynolds

         Exhibit 10(i)(d)